AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1996

                                                        REGISTRATION NO. 333-

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            RICHFOOD HOLDINGS, INC.

             (Exact name of registrant as specified in its charter)

           Virginia                          54-1438602
 (State or other jurisdiction             (I.R.S. Employer
      of incorporation or              Identification Number)
         organization)

      8258 RICHFOOD ROAD                  DONALD D. BENNETT
MECHANICSVILLE, VIRGINIA 23111        CHAIRMAN OF THE BOARD AND
        (804) 746-6000                 CHIEF EXECUTIVE OFFICER
 (Address, including Zip Code,           8258 RICHFOOD ROAD
              and                  MECHANICSVILLE, VIRGINIA 23111
  telephone number, including              (804) 746-6000
  area code, of registrant's        (Name, address, including Zip
 principal executive offices)                   Code,
                                   and telephone number, including
                                       area code, of agent for
                                              service)

      The Commission is requested to send copies of all communications to:

       GARY E. THOMPSON                WINTHROP B. CONRAD, JR.
       HUNTON & WILLIAMS                DAVIS POLK & WARDWELL
 RIVERFRONT PLAZA, EAST TOWER           450 LEXINGTON AVENUE
     951 EAST BYRD STREET             NEW YORK, NEW YORK 10017
   RICHMOND, VIRGINIA 23219

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                        CALCULATION OF REGISTRATION FEE

[CAPTION]

                                                              PROPOSED MAXIMUM          PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF            AMOUNT TO BE             OFFERING PRICE              AGGREGATE
 SECURITIES TO BE REGISTERED           REGISTERED                PER SHARE*             OFFERING PRICE*
Common Stock, without
  par value                         3,925,845 shares              $26.875                 $105,507,084

    TITLE OF EACH CLASS OF             AMOUNT OF
 SECURITIES TO BE REGISTERED        REGISTRATION FEE
Common Stock, without
  par value                            $36,381.75

* Estimated solely for the purpose of computing the registration fee. This amount was calculated pursuant to Rule 457(c) on the basis of $26.875 per share, which was the average of the high and low prices of the registrant's Common Stock on March 12, 1996, as reported on The Nasdaq National Market.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

PROSPECTUS                                    SUBJECT TO COMPLETION
                                                 DATED MARCH 19, 1996

3,450,000 SHARES

[Richfood logo here]

COMMON STOCK
(WITHOUT PAR VALUE)

All of the Common Stock, without par value (the "Common Stock"), of Richfood Holdings, Inc. (the "Company"), offered hereby is being sold by the selling shareholders named herein (the "Selling Shareholders"). See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholders.

The Common Stock is quoted on The Nasdaq National Market ("Nasdaq") under the symbol "RCHF." On March 18, 1996, the last reported sales price of the Common Stock, as quoted on Nasdaq, was $27.25 per share. See "Price Range of Common Stock and Dividend Policy."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        PRICE TO                  UNDERWRITING              PROCEEDS TO SELLING
                                                        PUBLIC                    DISCOUNT (1)              SHAREHOLDERS (2)
Per Share                                               $                         $                         $
Total (3)                                               $                         $                         $

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Expenses of the offering, estimated at $345,000, will be paid by the Company.

(3) The Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 475,845 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Selling
Shareholders will be $     , $     and $     , respectively. See "Underwriting."

The shares of Common Stock being offered by this Prospectus are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the certificates representing the shares of Common Stock offered hereby will be
made against payment therefor on or about       , 1996, at the offices of J.P.
Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.

                DONALDSON, LUFKIN & JENRETTE
                               SECURITIES CORPORATION

                                       INTERSTATE/JOHNSON LANE
                                                       CORPORATION

                                                WHEAT FIRST BUTCHER SINGER

           , 1996

*********************

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there[el]be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.

No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any Selling Shareholder or any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company subsequent to the date hereof.

                               TABLE OF CONTENTS

                                                         PAGE

Available Information.................................     3

Incorporation of Certain Documents by Reference.......     3

Prospectus Summary....................................     4

Price Range of Common Stock and Dividend Policy.......     7

Capitalization........................................     8

Selected Financial and Operating Data.................     9

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.................    12

                                                         PAGE

Business..............................................    17

Management............................................    24

Description of Capital Stock..........................    26

Selling Shareholders..................................    30

Underwriting..........................................    31

Legal Matters.........................................    32

Experts...............................................    32

Index to Consolidated Financial Statements............   F-1

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports and definitive proxy or information statements filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at its Regional Offices located at the Citicorp Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Common Stock is quoted on Nasdaq, and reports, proxy statements and other information concerning the Company may be inspected and copied at the offices of Nasdaq, 1725 K Street, N.W., Washington, D.C. 20006.

This Prospectus constitutes a part of the registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits relating thereto for further information with respect to the Company and the shares of Common Stock offered hereby. The Underwriters of the shares of Common Stock offered hereby are herein collectively referred to as the "Underwriters."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed by the Company with the Commission (File No. 0-16900) under the Exchange Act are incorporated herein by reference and made a part hereof:

    (a) the Company's Annual Report on Form 10-K for the fiscal year ended April 29, 1995, as amended by Form 10-K/A1 dated September 6, 1995;

    (b) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended July 22, 1995, October 14, 1995, and January 6, 1996, as amended by Form 10-Q/A1 dated March 19, 1996;

    (c) the Company's Current Reports on Form 8-K dated June 26, 1995, October 15, 1995, and November 30, 1995; and

    (d) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated April 29, 1988, together with any further amendments or reports filed for the purpose of updating such description.

In addition, the consolidated financial statements and financial statement schedules, and independent auditors' reports thereon, listed in Part IV, Item 14, of the Annual Report on Form 10-K of Super Rite Corporation (Commission File No. 0-17965), as amended, for the fiscal year ended March 4, 1995, are incorporated herein by reference and made a part hereof.

All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from their respective dates of filing. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein (or in any other subsequently filed document that is or is deemed to be incorporated by reference herein) modifies or supersedes such previous statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof except as so modified or superseded.

The Company will furnish without charge, upon written or oral request, to each person to whom a copy of this Prospectus is delivered, a copy of any or all of the documents incorporated by reference herein, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests should be directed to Daniel R. Schnur, Esq., Senior Vice President, General Counsel and Secretary, Richfood Holdings, Inc., 8258 Richfood Road, Mechanicsville, Virginia 23111 (telephone 804-746-6000).

                               PROSPECTUS SUMMARY

THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. REFERENCES HEREIN TO A PARTICULAR FISCAL YEAR OF THE COMPANY SHALL MEAN FOR FISCAL 1995, THE 52 WEEK PERIOD ENDED APRIL 29, 1995, FOR FISCAL 1994, THE 52 WEEK PERIOD ENDED APRIL 30, 1994, AND FOR FISCAL 1993, THE 52 WEEK PERIOD ENDED MAY 1, 1993. UNLESS THE CONTEXT OTHERWISE REQUIRES, REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" OR "RICHFOOD" SHALL REFER TO RICHFOOD HOLDINGS, INC., A VIRGINIA CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES. THE SUPER RITE ACQUISITION, AS DEFINED BELOW UNDER "RECENT ACQUISITION," HAS BEEN ACCOUNTED FOR AS A POOLING OF INTERESTS, WHICH REQUIRES THAT THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS OF RICHFOOD AND SUPER RITE CORPORATION AS OF AND FOR THE PERIODS ENDED PRIOR TO THE EFFECTIVE TIME OF THE MERGER BE COMBINED AS IF THE MERGER HAD OCCURRED AS OF THE EARLIEST PERIOD PRESENTED. ACCORDINGLY, UNLESS OTHERWISE SPECIFIED, THE HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS OF RICHFOOD AND OTHER FINANCIAL AND OPERATIONAL DATA PRESENTED HEREIN HAVE BEEN RESTATED TO INCLUDE THE FINANCIAL RESULTS OF SUPER RITE CORPORATION.

                                  THE COMPANY

The Company is the leading wholesale food distributor in its Mid-Atlantic operating region and the fourth largest wholesale food distributor in the United States. Richfood supplies a comprehensive selection of national brand and private label grocery products, dairy products, frozen foods, fresh produce items, meats, delicatessen and bakery products and non-food items from its three modern, highly efficient distribution centers. The Company's distribution centers are strategically located within its operating region and have capacity to accommodate additional growth. The Company services more than 1,700 retail grocery stores, including leading regional chains and smaller independent retailers throughout the Mid-Atlantic region, offering its customers a dependable supply and prompt delivery of over 32,000 grocery and non-grocery items at competitive prices.

Since joining Richfood in 1990, the current management team has implemented a business strategy focused on reducing and controlling costs, increasing efficiency and pursuing profitable growth. The success of this strategy has been reflected in the growth of the Company's sales from $2.19 billion for fiscal 1992 to $2.99 billion for fiscal 1995, an 11.0% compound annual growth rate, and in the Company's operating profit, which has grown from $47.6 million to $81.6 million over the same period, a 19.7% compound annual growth rate.

Management believes that, as a result of its strategic focus on cost control, logistics and distribution, the Company is now one of the most efficient wholesale food distributors in the United States. Over the past five fiscal years, the Company has reduced and controlled costs by (i) capitalizing on its size to improve its purchasing power, (ii) rationalizing product purchasing and pricing systems, (iii) implementing a pricing system that encourages efficient use of the Company's services and (iv) instituting productivity-based warehouse management incentives. Over the same period, the Company has significantly improved the efficiency of its logistics and distribution functions by, among other things, implementing state-of-the-art computer systems related to purchasing, inventory management and fleet loading and routing. These improvements have permitted the Company to drive substantially increased volume through its distribution system and to increase capacity utilization significantly, thereby benefiting from its operating leverage. As a result of the cost savings and efficiencies realized by the Company under its current management team, from fiscal 1992 to fiscal 1995 the Company's operating profit as a percent of sales has increased from 2.2% to 2.7%, annual inventory turnover has improved from 16.3x to 18.8x and working capital funding requirements have been reduced substantially.

Richfood has increased sales to existing customers and attracted new customers by using the Company's purchasing power, low cost structure and efficient distribution system to provide products to its customers at the lowest available prices, while offering its customers a wide variety of services to support their competitive position. Since 1990, customer penetration, the percentage of customers' sales supplied by Richfood, has increased from approximately 50% to over 60% for customers supplied by Richfood's Mechanicsville, Virginia distribution center. In addition, management believes that opportunities exist to increase significantly the customer penetration rate, now approximately 50%, for the Company's recently acquired Harrisburg, Pennsylvania distribution center. See " -- Recent Acquisition." The Company has also successfully attracted new customers and has benefitted from growth by the leading regional chains and smaller, independent retail grocers that it serves.

The Company has also increased sales through strategic acquisitions. Since 1990, the Company has completed five acquisitions, which have more than doubled its sales, added large, modern distribution centers in Harrisburg and West Point, Pennsylvania, and enhanced its presence in various regional markets. See
" -- Recent Acquisition" and "Business -- Business Strategy." The

Company pursues strategic targets that are well run, established wholesale operations, with modern facilities and capacity to accommodate anticipated growth, and that complement the Company's existing operations and geographic service area.

The Company's wholesale operations consist of: (i) Richfood, Inc., founded in 1935, a full service grocery wholesaler based in Richmond, Virginia, which operates a 1.3 million square foot distribution center that is one of the largest and most efficient in the industry; (ii) Super Rite Corporation ("Super Rite"), a full service wholesale food distributor based in Harrisburg, Pennsylvania, which operates over 800,000 square feet of warehouse space, including a 635,000 square foot highly efficient, automated distribution center; and (iii) Rotelle, Inc. ("Rotelle"), based in West Point, Pennsylvania, one of the largest frozen food distributors in the United States, which operates a 6.3 million cubic foot automated frozen food distribution center. The Company's wholesale operations also include the Richfood Dairy, located in Richmond, which is the largest fluid dairy in Virginia and consists of a 65,000 square foot facility capable of processing and packaging over 500,000 gallons per week of milk and other dairy products, fruit juices, bottled water and related items. See "Business -- Wholesale Operations."

The Company's Retail Grocery Division operates eleven 45,000 to 60,000 square foot "superstores" under the METRO tradename, and six smaller traditional supermarkets under the BASICS tradename, in the metropolitan Baltimore, Maryland and Dover, Delaware markets. The Company's Retail Grocery Division was acquired in connection with Richfood's acquisition of Super Rite, and accounted for 10.2% of the Company's sales for fiscal 1995. See "Business -- Retail Operations."

The Company is a Virginia corporation formed in 1987. The mailing address and telephone number of the Company's principal executive offices are P.O. Box 26967, Richmond, Virginia 23261, (804)746-6000.

                               RECENT ACQUISITION

Effective October 15, 1995, the Company completed its acquisition of Super Rite through a stock-for-stock merger (the "Super Rite Acquisition"). Super Rite, with fiscal 1995 sales of $1.47 billion, is a full service wholesale food distributor supplying more than 240 retail supermarkets in Pennsylvania, New Jersey, Maryland, Delaware, Virginia and West Virginia. Super Rite also operates the Company's Retail Grocery Division, consisting of eleven 45,000 to 60,000 square foot "superstores" in the Baltimore, Maryland and Dover, Delaware markets operating under the METRO tradename, and six smaller traditional supermarkets in metropolitan Baltimore, Maryland, operating under the BASICS tradename. Super Rite operates as a separate, wholly-owned subsidiary of the Company. The Company issued 9,770,188 shares of Common Stock in the Super Rite Acquisition, resulting in former Super Rite shareholders holding approximately 31% of the outstanding shares of Common Stock. The shares of Common Stock held by the Selling Shareholders and offered hereby were received by such persons in the Super Rite Acquisition.

Super Rite operates over 800,000 square feet of warehouse space, including a 635,000 square foot highly efficient, automated distribution center in Harrisburg, Pennsylvania. Super Rite's distribution system complements the Company's existing operations, and its service area is geographically contiguous with the northern portion of the area served by Richfood's Mechanicsville, Virginia distribution center. As a result of the Super Rite Acquisition, the Company anticipates that it will achieve significant cost savings, operating efficiencies and growth opportunities resulting from: (i) combining the purchasing volume of both companies, thereby increasing purchasing power; (ii) centralizing and eliminating certain duplicative corporate and administrative functions; (iii) selling certain higher-margin products to Super Rite customers that are offered by Richfood but that were previously offered on a limited basis by Super Rite, such as frozen foods, fresh produce, meats and delicatessen and dairy products; (iv) consolidating distribution networks to achieve logistical efficiencies and higher capacity utilization; and (v) realizing interest expense savings by refinancing certain Super Rite indebtedness at the lower rates available to the combined Company.

                                  THE OFFERING

COMMON STOCK OFFERED BY THE SELLING
  SHAREHOLDERS (1)(2).......................................  3,450,000 shares
COMMON STOCK OUTSTANDING (3)................................  31,317,203 shares
NASDAQ TRADING SYMBOL.......................................  "RCHF"
DIVIDEND POLICY.............................................  The Company has paid cash dividends on the Common Stock since
                                                              September 1991. The amount of future dividends, if any, will depend on general business conditions encountered by the
                                                              Company, its earnings, financial condition and capital
                                                              requirements and such other factors as the Company's Board of
                                                              Directors may deem relevant. See "Price Range of Common Stock and Dividend Policy."

(1) All of the Common Stock offered hereby is currently issued and outstanding and is being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholders. See "Selling Shareholders."

(2) Assumes that the Underwriters' over-allotment option to purchase up to 475,845 shares will not be exercised. See "Underwriting."

(3) Excludes approximately 995,000 shares of Common Stock issuable upon the exercise of all outstanding stock options as of March 18, 1996, at a weighted average exercise price of approximately $14.30 per share.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

The Common Stock is quoted on Nasdaq under the symbol "RCHF." The following table sets forth, for the periods indicated, the high and low closing sales prices of the Common Stock as reported by Nasdaq and the cash dividends declared by Richfood per outstanding share of Common Stock. Super Rite did not pay dividends on its outstanding common stock for the periods indicated. The Company's fiscal year is a 52-53 week period ending on the Saturday nearest April 30th.

                                                                                                                            CASH
                                                                                                                        DIVIDEND
                                                                                                   HIGH        LOW      DECLARED
Fiscal Year ended May 1, 1993
  First Quarter                                                                               $ 9 11/16  $ 8 7/16       $  .0175
  Second Quarter                                                                                9 7/16     7 7/8           .0175
  Third Quarter                                                                                10 3/4      8 1/8           .0175
  Fourth Quarter                                                                               14 1/2     10 5/16          .0175

Fiscal Year ended April 30, 1994
  First Quarter                                                                               $15 5/8    $12 3/4        $  .0200
  Second Quarter                                                                               16 3/4     15 1/16          .0200
  Third Quarter                                                                                17 1/2     15 1/4           .0200
  Fourth Quarter                                                                               18 1/4     15 1/4           .0200

Fiscal Year ended April 29, 1995
  First Quarter                                                                               $16 3/4    $13 1/2        $  .0250
  Second Quarter                                                                               16 1/2     13 3/4           .0250
  Third Quarter                                                                                17         14 3/4           .0250
  Fourth Quarter                                                                               20         16 1/4           .0250

Fiscal Year ending April 27, 1996
  First Quarter                                                                               $24 1/4    $19 1/2        $  .0250
  Second Quarter                                                                               26 3/4     22 3/4           .0300
  Third Quarter                                                                                29         24 3/4           .0300
  Fourth Quarter (through March 18, 1996)                                                      28 1/2     23 5/8              --

On March 18, 1996, the last reported sale price of the Common Stock on Nasdaq was $27.25 per share.

The Company has paid cash dividends on its Common Stock since September 1991. The record date for the payment of dividends for the third quarter of fiscal 1996 was March 15, 1996. Purchasers of Common Stock offered hereby will not be entitled to the third quarter dividend, which is expected to be paid on April 1, 1996. The Company expects to continue paying cash dividends on its Common Stock when justified by the Company's financial condition. The amount of future dividends, if any, will depend on general business conditions encountered by the Company, its earnings, financial condition and capital requirements and such other factors as the Company's Board of Directors (the "Company's Board") may deem relevant.

                                 CAPITALIZATION

The table below sets forth the capitalization of the Company as of January 6, 1996. The offering will have no effect on the Company's capitalization. This table should be read in conjunction with the consolidated financial statements of the Company and the notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus.

                                                                                                                            AS OF
IN THOUSANDS                                                                                                      JANUARY 6, 1996
Long-term debt and capital lease obligations, including current maturities:
    6.15% Senior Notes                                                                                              $      45,000
    10.625% Senior Subordinated Notes (1)                                                                                  65,325
    Other                                                                                                                   4,606
    Capital lease obligations                                                                                               1,573
         Total long-term debt and capital lease obligations                                                               116,504
Shareholders' equity (2):
    Preferred stock, without par value; authorized 5,000 shares;
      none issued or outstanding                                                                                               --
    Common stock, without par value; authorized 60,000 shares;
      issued and outstanding 31,247 shares                                                                                 64,826
    Retained earnings                                                                                                     120,213
         Total shareholders' equity                                                                                       185,039
         Total capitalization                                                                                       $     301,543

(1) The 10.625% Senior Subordinated Notes, due April 1, 2002 (the "Super Rite Notes"), were issued by Super Rite Foods, Inc., a wholly-owned subsidiary of Super Rite, in April 1992 in the original aggregate principal amount of $75.0 million. During the twelve week period ended January 6, 1996, the Company repurchased, at market prices above par, approximately $9.7 million in principal amount of Super Rite Notes, and recorded an extraordinary loss, net of tax, of $1.0 million primarily related to such repurchases. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." After January 6, 1996, and through the date of this Prospectus, the Company has repurchased, at market prices above par, an additional $17.5 million principal amount of Super Rite Notes, and expects to record an extraordinary loss, net of tax, of approximately $1.1 million during the fourth quarter of fiscal 1996 related to such repurchases. The Company expects to continue to effect open market repurchases of Super Rite Notes, from time to time, when the market prices therefor are economically beneficial in relation to the Company's cost of funds. In addition, the Company expects to call the Super Rite Notes for redemption on April 1, 1997, the first permitted redemption date therefor, at their redemption price of 105.31% of par.

(2) Excludes approximately 1.0 million shares of Common Stock issuable upon the exercise of all outstanding stock options as of January 6, 1996, at a weighted average exercise price of approximately $14.00 per share.

                     SELECTED FINANCIAL AND OPERATING DATA

The following tables set forth selected financial and operating data with respect to the Company as of the dates and for the periods indicated. The financial data for each of the fiscal years in the three-year period ended April 29, 1995, and as of April 29, 1995, and April 30, 1994, have been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. Such consolidated financial statements have been audited by KPMG Peat Marwick LLP, in reliance on the report of Coopers & Lybrand L.L.P. The unaudited financial data as of May 1, 1993, and May 2, 1992, and for fiscal 1992 have been derived from combining the separate audited historical consolidated financial statements of Richfood (prior to giving effect to the Super Rite Acquisition) and Super Rite, and reflect, in the opinion of the Company, all adjustments, consisting primarily of conforming accounting adjustments, necessary for a fair presentation of such data on a pooled basis. The financial data as of and for the thirty-six week periods ended January 6, 1996, and January 7, 1995, have been derived from unaudited consolidated financial statements of the Company, which, in the opinion of the Company, reflect all adjustments, consisting of normal recurring accruals and conforming accounting adjustments, necessary for a fair presentation thereof. The results of operations for the thirty-six week period ended January 6, 1996, are not necessarily indicative of future financial results. These data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and the notes thereto appearing elsewhere, or incorporated by reference, in this Prospectus.

The Super Rite Acquisition has been accounted for as a pooling of interests, which requires that the historical consolidated financial statements of Richfood and Super Rite as of and for the periods ended prior to the effective time of the merger be combined as if the merger had occurred as of the earliest period presented. Accordingly, the consolidated financial statements of the Company presented herein have been restated to include the financial results of Super Rite.

In accordance with Commission regulations regarding a transaction that has been accounted for as a pooling of interests, Richfood's historical consolidated financial statements as of and for the fiscal years ended April 29, 1995 (52 weeks), April 30, 1994 (52 weeks), May 1, 1993 (52 weeks), and May 2, 1992 (53 weeks), were combined, respectively, with amounts included in Super Rite's historical consolidated financial statements as of and for the fiscal years ended March 4, 1995 (53 weeks), February 26, 1994 (52 weeks), February 27, 1993 (52 weeks), and February 29, 1992 (52 weeks), subject to certain adjustments to conform accounting practices and methods. Similarly, amounts included in Richfood's historical consolidated financial statements as of and for the thirty-six weeks ended January 7, 1995, were combined with the historical consolidated financial statements of Super Rite as of and for the thirty-nine weeks ended November 26, 1994, subject to certain adjustments to conform accounting practices and methods. Consistent with the requirements of the Commission that will apply to the Company's Annual Report on Form 10-K for fiscal 1996, the Company has not prepared historical financial statements for fiscal 1991 reflecting the Super Rite Acquisition and, accordingly, such information is not presented herein.

                     SELECTED FINANCIAL AND OPERATING DATA
                                  (CONTINUED)

                                                  36 WEEKS ENDED                               FISCAL YEAR ENDED
                                              JANUARY 6,    JANUARY 7,         APRIL 29,     APRIL 30,        MAY 1,        MAY 2,
IN THOUSANDS, EXCEPT PER SHARE DATA                 1996          1995              1995          1994          1993          1992
STATEMENT OF EARNINGS DATA:
Sales                                        $ 2,251,312   $ 2,089,081       $ 2,992,735   $ 2,545,676   $ 2,357,706   $ 2,186,097
Cost of goods sold                             2,029,874     1,880,272         2,695,020     2,295,235     2,120,762     1,962,934
Gross profit                                     221,438       208,809           297,715       250,441       236,944       223,163
Operating and administrative expenses            160,425       150,750           216,099       186,912       191,058       175,613
Operating profit                                  61,013        58,059            81,616        63,529        45,886        47,550
Merger and integration costs (1)                  11,993            --                --            --            --            --
Loss on disposal of assets (2)                        --            --                --        13,148         9,188            --
Interest expense                                   9,887        13,074            18,312        17,534        17,619        16,895
Interest income                                   (2,281)       (2,105)           (3,339)       (3,178)       (3,686)       (1,256)
Earnings before income taxes and
  extraordinary losses                            41,414        47,090            66,643        36,025        22,765        31,911
Income taxes                                      17,625        19,491            27,425        14,654         8,454        12,761
Earnings before extraordinary losses              23,789        27,599            39,218        21,371        14,311        19,150
Extraordinary losses, net of tax (3)               1,002            --                --            --         5,042            --
Net earnings (4)                                  22,787        27,599            39,218        21,371         9,269        19,150
Preferred stock dividends                             --            --                --            --         8,838         3,791
Net earnings applicable to common stock      $    22,787   $    27,599       $    39,218   $    21,371   $       431   $    15,359
Earnings per share applicable to
  common stock:
  Earnings before extraordinary losses       $       .76   $       .89       $      1.26   $       .70   $       .18   $       .54
  Net earnings                               $       .73   $       .89       $      1.26   $       .70   $       .01   $       .54
Weighted average common shares outstanding        31,218        31,124            31,141        30,515        30,192        28,283
Cash dividends declared per common share     $      .085   $      .075       $      .100   $      .080   $      .070   $      .050

                                                       AS OF                                         AS OF
                                              JANUARY 6,    JANUARY 7,         APRIL 29,     APRIL 30,        MAY 1,        MAY 2,
IN THOUSANDS                                        1996          1995              1995          1994          1993          1992
BALANCE SHEET DATA:
Net working capital (5)                      $    42,794   $    74,343       $    43,399   $    63,838   $    62,028   $    36,912
Total assets                                     558,823       586,356           580,770       487,904       487,266       418,353
Total long-term debt and capital lease
  obligations, including current maturities      116,504       203,642           178,531       181,576       208,875       131,873
Shareholders' equity                             185,039       149,174           160,330       121,868        95,395        93,966

                                                  36 WEEKS ENDED                               FISCAL YEAR ENDED
                                              JANUARY 6,    JANUARY 7,         APRIL 29,     APRIL 30,        MAY 1,        MAY 2,
DOLLARS IN THOUSANDS                                1996          1995              1995          1994          1993          1992
FINANCIAL RATIOS AND OTHER DATA:
Operating profit as a percent of sales              2.71%         2.78%             2.73%         2.50%         1.95%         2.18%
Earnings before interest, taxes, depreciation
  and
  amortization (6)                           $    69,383   $    76,696       $   105,519   $    72,771   $    57,226   $    65,708
Inventory turnover (7)                                --            --             18.80         16.18         15.40         16.32
Return on average assets (8)                          --            --              7.34%         4.38%         2.05%         4.94%
Return on average common shareholders'
  equity (9)                                          --            --             27.79%        19.67%         0.46%        21.59%
Debt to equity ratio (10)                            .63          1.37              1.11          1.49          2.19          1.40

                     SELECTED FINANCIAL AND OPERATING DATA
                                  (CONTINUED)

(1) Merger and integration costs consist of a one-time charge in connection with the Super Rite Acquisition, and relate primarily to transaction costs associated with the merger, severance costs and costs related to the conversion of certain BASICS stores to the METRO store format. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) Loss on disposal of assets relates primarily to charges associated with the write down of assets at certain closed retail store locations to their net realizable values. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) The extraordinary loss, net of tax, of $1.0 million for the thirty-six week period ended January 6, 1996, relates primarily to the repurchase, at market prices above par, of approximately $9.7 million principal amount of Super Rite Notes. The extraordinary loss, net of tax, of $5.0 million for fiscal 1993 relates primarily to the early redemption of the then-outstanding Super Rite Foods, Inc. 13 1/4% Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(4) Excluding merger and integration costs, the loss on disposal of assets and the extraordinary losses, net earnings would have been $31,589 and $27,599 for the thirty-six weeks ended January 6, 1996, and January 7, 1995, respectively, and $39,218, $29,171, $20,087 and $19,150 for fiscal 1995, 1994, 1993 and 1992, respectively.

(5) Net working capital is calculated by deducting cash and current liabilities from current assets.

(6) Excluding merger and integration costs and the loss on disposal of assets, earnings before interest, taxes, depreciation and amortization would have been $81,376 and $76,696 for the thirty-six weeks ended January 6, 1996, and January 7, 1995, respectively, and $105,519, $85,919, $66,414 and $65,708 for fiscal
1995, 1994, 1993 and 1992, respectively.

(7) Inventory turnover is calculated by dividing cost of goods sold for the period by the average inventory balance, which is computed by adding beginning and ending inventory balances and dividing such sum by two.

(8) Excluding the loss on disposal of assets and the extraordinary loss, return on average assets would have been 7.34%, 5.98%, 4.44% and 4.94% for fiscal 1995, 1994, 1993 and 1992, respectively.

(9) Excluding the loss on disposal of assets, the extraordinary loss and preferred stock dividends, return on average common shareholders' equity would have been 27.79%, 26.86%, 21.22% and 26.92% for fiscal 1995, 1994, 1993 and
1992, respectively.

(10) For purposes of calculating this ratio, debt includes capital lease obligations and current maturities.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

The Super Rite Acquisition has been accounted for as a pooling of interests, which requires that the historical consolidated financial statements of Richfood and Super Rite as of and for the periods ended prior to the effective time of the merger be combined as if the merger had occurred as of the beginning of the earliest period presented. Accordingly, the consolidated financial statements discussed and analyzed below reflect the combined operations of Richfood and Super Rite.

The Company's fiscal year is a 52-53 week period ending on the Saturday nearest April 30th. References herein to a particular fiscal year of the Company shall mean: for fiscal 1996 year to date, the 36 week period ended January 6, 1996; for fiscal 1995, the 52 week period ended April 29, 1995; for fiscal 1994, the 52 week period ended April 30, 1994; and for fiscal 1993, the 52 week period ended May 1, 1993. Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus. See "Prospectus Summary -- Recent Acquisition."

RESULTS OF OPERATIONS

The following table presents the major components of the Company's Consolidated Statements of Earnings as a percentage of sales:

                                                            36 WEEKS ENDED                     FISCAL YEAR ENDED
                                                          JANUARY     JANUARY             APRIL       APRIL
                                                               6,          7,               29,         30,      MAY 1,
                                                             1996        1995              1995        1994        1993
Sales                                                      100.00%     100.00%           100.00%     100.00%     100.00%
Cost of goods sold                                          90.16       90.00             90.05       90.16       89.95
Gross margin                                                 9.84       10.00              9.95        9.84       10.05
Operating and administrative expenses                        7.13        7.22              7.22        7.34        8.10
Operating profit                                             2.71        2.78              2.73        2.50        1.95
Merger and integration costs                                 0.53          --                --          --          --
Loss on disposal of assets                                     --          --                --        0.52        0.39
Interest expense                                             0.44        0.63              0.61        0.69        0.75
Interest income                                             (0.10)      (0.10)            (0.11)      (0.13)      (0.15)
Earnings before income taxes and extraordinary losses        1.84        2.25              2.23        1.42        0.96
Income taxes                                                 0.78        0.93              0.92        0.58        0.36
Earnings before extraordinary losses                         1.06        1.32              1.31        0.84        0.60
Extraordinary losses, net of tax                             0.05          --                --          --        0.21
Net earnings                                                 1.01%       1.32%             1.31%       0.84%       0.39%

COMPARISON OF THIRTY-SIX WEEKS ENDED JANUARY 6, 1996, WITH THIRTY-SIX WEEKS ENDED JANUARY 7, 1995

Sales for the thirty-six week period ended January 6, 1996, of $2.25 billion consisted of $2.14 billion of wholesale grocery sales, including intersegment sales of $101.8 million, and $211.0 million of retail grocery sales. Wholesale grocery sales of $2.14 billion increased $146.8 million, or 7.4%, over sales of $2.00 billion for the same period last fiscal year. Excluding the three additional weeks in the fiscal 1995 year to date period for Super Rite, wholesale grocery sales would have increased $221.7 million, or 11.5%. This increase in wholesale grocery sales was primarily attributable to: thirty-six weeks of Rotelle sales in the fiscal 1996 year to date period, as compared to twenty weeks of Rotelle sales included in the fiscal 1995 year to date period; sales to new customers served as a result of the Company's acquisition of the wholesale division of Camellia Food Stores, Inc. ("Camellia"); sales to new customers of Super Rite; and sales to customers who expanded their retail operations.

Retail grocery sales of $211.0 million decreased $9.9 million, or 4.5%, from sales of $220.8 million for the same period last fiscal year. Excluding the three additional weeks in the fiscal 1995 year to date period for Super Rite, retail grocery sales would have increased $7.2 million, or 3.5%. This increase in retail grocery sales was primarily attributable to the effect of increased sales from five METRO stores opened between March 1994 and September 1995, which was partially offset by the loss of sales from the closing of two BASICS stores in the fourth quarter of fiscal 1995.

Gross margin was 9.84% for the thirty-six week period ended January 6, 1996, compared to 10.00% for the same period last fiscal year. The decrease in gross margin is primarily the result of increased sales by Super Rite in lower-margin dry grocery product lines.

Operating and administrative expenses for the thirty-six week period ended January 6, 1996, were $160.4 million, or 7.13% of sales, compared to $150.8 million, or 7.22% of sales, for the same period last fiscal year. The decrease in operating and administrative expenses as a percent of sales was primarily due to the Company's continued focus on operating efficiency and cost control and its commitment to realizing the synergies available from the Super Rite Acquisition.

The Company's operating results for the thirty-six week period ended January 6, 1996, include a one-time charge for merger and integration costs of $12.0 million, or $7.8 million on an after-tax basis, in connection with the Super Rite Acquisition. This charge relates primarily to transaction costs associated with the Super Rite Acquisition, severance costs and costs related to the conversion of certain BASICS locations to the METRO store format.

Interest expense for the thirty-six week period ended January 6, 1996, was $9.9 million, compared to interest expense of $13.1 million for the same period last fiscal year. The decrease for the 1996 year to date period is primarily due to lower average borrowings under revolving credit facilities, the early extinguishment of $9.7 million of Super Rite Notes and the repayment of borrowings under a $25.0 million Super Rite term loan facility.

Interest income for the thirty-six week period ended January 6, 1996, was $2.3 million, as compared to interest income of $2.1 million for the same period last fiscal year.

The Company's effective income tax rate was 42.6% for the thirty-six week period ended January 6, 1996, compared to 41.4% for the same period last fiscal year. The higher effective tax rate for the fiscal 1996 period is attributable to certain non-deductible merger and integration costs associated with the Super Rite Acquisition.

The extraordinary loss, net of tax, of $1.0 million for the thirty-six week period ended January 6, 1996, primarily related to the repurchase, at market prices above par, of approximately $9.7 million principal amount of Super Rite Notes and is comprised of (i) the amount paid in excess of their par value and
(ii) the write-off of related deferred financing costs. The Company expects to continue to repurchase Super Rite Notes, from time to time, when market prices therefor are economically beneficial in relation to the Company's cost of funds. In addition, the Company expects to call the Super Rite Notes for redemption on April 1, 1997, the first permitted redemption date, at their redemption price of 105.31% of par.

Net earnings for the thirty-six week period ended January 6, 1996, were $22.8 million, or $0.73 per share. Excluding the effects of the one-time charge related to the Super Rite Acquisition and the extraordinary loss related to early extinguishment of debt, net earnings for the thirty-six week period ended January 6, 1996, were $31.6 million, or $1.01 per share, representing a 14.5% increase over net earnings of $27.6 million, or $0.89 per share, for the same period last fiscal year.

COMPARISON OF FISCAL 1995 WITH FISCAL 1994

Fiscal 1995 results of operations include the effects of two strategic acquisitions completed by the Company during the fiscal year: on August 23, 1994, the Company acquired all of the outstanding common stock of Rotelle, a wholesale frozen food distributor located in West Point, Pennsylvania; and on April 3, 1995, the Company acquired certain assets and assumed certain contracts of Camellia, a retail and wholesale food distributor located in Norfolk, Virginia. Each of these acquisitions was accounted for under the purchase method of accounting and, accordingly, the results of operations of the acquired businesses have been included in the Company's results from the respective dates that the acquisitions were completed.

Sales for fiscal 1995 of $2.99 billion consisted of $2.86 billion of wholesale grocery sales, including intersegment sales of $169.4 million, and $304.7 million of retail grocery sales. Wholesale grocery sales of $2.86 billion for fiscal 1995 increased $397.5 million, or 16.2%, over sales of $2.46 billion for fiscal 1994. This increase in wholesale grocery sales for fiscal 1995 was primarily attributable to sales of $235.2 million recorded by Rotelle after its acquisition by the Company, the growth of existing customers' retail operations and the additional fifty-third week of Super Rite wholesale grocery sales in the fiscal 1995 operating results. Retail grocery sales of $304.7 million for fiscal 1995 increased $44.0 million, or 16.9%, over sales of $260.7 million for fiscal 1994. This increase in retail grocery sales for fiscal 1995 was primarily due to sales of three new METRO superstores opened during the fiscal year, sales gains in comparable METRO stores and the additional fifty-third week of retail grocery sales in the fiscal 1995 operating results. Excluding the effect of the additional week of retail grocery sales in fiscal 1995 for Super Rite, same store sales increased 7.0%.

Gross margin increased to 9.95% of sales for fiscal 1995, compared to 9.84% of sales for fiscal 1994. The increase in gross margin in fiscal 1995 was primarily attributable to Rotelle's higher margin frozen food sales and increased gross margin in the METRO stores. These increases were offset in part as a result of a greater percentage of Super Rite sales being in lower-margin dry grocery product lines in fiscal 1995 as compared to fiscal 1994.

Operating and administrative expenses were 7.22% of sales in fiscal 1995, compared to 7.34% of sales in fiscal 1994. Lower operating and administrative expenses as a percent of sales in fiscal 1995 as compared to fiscal 1994 reflects the incremental leveraging of fixed expenses in the Company's wholesale operations through increased sales, offset in part by the higher operating expense ratio for Rotelle's frozen food wholesale operation and expenses incurred in the transition of the Camellia sales volume to the Company's Mechanicsville, Virginia distribution center.

During fiscal 1994, the Company recognized a loss on the disposal of assets of $13.1 million, which included an additional reserve of $7.0 million related to the write down of the assets of five closed retail grocery stores located in the Washington, D.C. area to their estimated net realizable values. This additional reserve of $7.0 million increased the fiscal 1993 reserve of $9.2 million related to these stores. Also included in the loss on the disposal of assets in fiscal 1994 is $6.1 million related to the write down of the assets of three retail grocery stores located in Raleigh, North Carolina, to their estimated net realizable values. The assets related to these eight stores were sold during fiscal 1995.

Interest expense increased $0.8 million in fiscal 1995 over fiscal 1994, due to increasing average interest rates under the Company's variable rate borrowing facilities and additional borrowings made by the Company, primarily to finance the Company's acquisition of Rotelle in fiscal 1995.

Interest income was $3.3 million in fiscal 1995, versus $3.2 million in fiscal 1994. Average notes receivable (relating primarily to secured loans to the Company's retail customers) were $37.3 million and $43.7 million for fiscal 1995 and 1994, respectively. The Company's effective interest rate earned on its portfolio of loans to retailers, most of which bear interest at a variable rate equal to the prime lending rate plus 2%, increased during fiscal 1995, primarily due to increases in the prime lending rate.

The Company's effective income tax rate was 41.2% for fiscal 1995 compared to 40.7% for fiscal 1994. The increase was primarily attributable to higher nondeductible amortization expenses in fiscal 1995.

COMPARISON OF FISCAL 1994 WITH FISCAL 1993

Sales for fiscal 1994 of $2.55 billion consisted of $2.46 billion in wholesale grocery sales, including intersegment sales of $174.9 million, and $260.7 million in retail grocery sales. Wholesale grocery sales of $2.46 billion for fiscal 1994 increased $243.6 million, or 11.0%, over sales of $2.22 billion for fiscal 1993. This increase in wholesale grocery sales for fiscal 1994 was primarily attributable to the first full year of sales volume associated with the Company's acquisition of the Civilian Wholesale Division of B. Green & Co., Inc. (the "Civilian Division") in January 1993, and the growth of existing customers' retail operations. Sales to former customers of the Civilian Division were $207.7 million in fiscal 1994, compared to $67.0 million in fiscal 1993. Retail grocery sales of $260.7 million for fiscal 1994 decreased $48.5 million, or 15.7%, from sales of $309.2 million for fiscal 1993. This decrease in retail grocery sales for fiscal 1994 was primarily due to the exclusion of sales from seven Washington, D.C. area retail grocery stores. Two of these stores were closed during the fourth quarter of fiscal 1994, and the remaining five were sold in fiscal 1995. During this period, the Company began focusing its retail efforts on expanding its presence in the metropolitan Baltimore market.

Gross margin was 9.84% of sales for fiscal 1994 compared to 10.05% of sales for fiscal 1993. This decrease in gross margin is primarily attributable to the exclusion from operating results in fiscal 1994 of the higher gross margin sales associated with the Washington, D.C. area retail grocery stores.

Operating and administrative expenses decreased to 7.34% of sales in fiscal 1994 from 8.10% of sales in fiscal 1993, primarily due to the leveraging of fixed expenses in the Company's wholesale operations through increased sales, the exclusion of operating and administrative expenses associated with the Washington, D.C. area retail grocery stores and a one-time payment in fiscal 1993 to B. Green & Co., Inc. of $3.0 million for interim warehouse services and certain other acquisition costs incurred in the acquisition of the Civilian Division in fiscal 1993. These decreases in operating and administrative expenses in fiscal 1994 were offset in part by the inclusion in fiscal 1994 of a full year of amortization expense related to the supply agreements and noncompetition agreements purchased in connection with the acquisition of the Civilian Division.

During fiscal 1994, the Company recognized a loss on the disposal of assets of $13.1 million related to the write down of the assets of eight retail grocery stores to their estimated net realizable values. The assets related to these eight stores were sold during fiscal 1995.

Interest income decreased to $3.2 million in fiscal 1994 from $3.7 million in fiscal 1993. The Company's effective interest rate earned on its retailer loans declined in fiscal 1994 from fiscal 1993 due to the suspension of interest payable on certain retailer loans in the first half of fiscal 1994.

The Company's effective income tax rate for fiscal 1994 was 40.7% compared to 37.1% for fiscal 1993. The increase was primarily attributable to higher nondeductible amortization expenses and an increase in the statutory federal income tax rate for corporations from 34% to 35% that became effective January 1, 1993, and an increase in fiscal 1994 taxable income in states with higher income tax rates.

The extraordinary loss, net of tax, of $5.0 million for fiscal 1993 related primarily to the early redemption of the then-outstanding Super Rite Foods, Inc. 13 1/4% Notes and the related write-off of deferred financing costs.

Preferred stock dividends in fiscal 1993 were $8.8 million, reflecting the early redemption of two classes of preferred stock of Super Rite. The $8.8 million consisted primarily of a charge of $7.8 million reflecting the excess of the redemption price over the book value of the preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $4.1 million at January 6, 1996, compared to $29.4 million at April 29, 1995, and $21.1 million at April 30, 1994.

NET CASH PROVIDED BY OPERATING ACTIVITIES

The Company's operations continue to generate significant cash to support the Company's growth. Net cash provided by operating activities for the thirty-six week period ended January 6, 1996, was $51.7 million. This amount included: net earnings of $22.8 million; adjustments to conform the fiscal year end of the pooled company, including net earnings of $2.5 million and non-cash components of $2.0 million; depreciation and amortization of $20.4 million; and the effects of seasonal changes in operating assets and liabilities, including inventory and accounts payable. The adjustments to conform the fiscal year end of the pooled company consist of Super Rite's net earnings for the eight week period between March 4, 1995, its former fiscal year end, and Richfood's April 29, 1995, fiscal year end, and certain non-cash components, primarily depreciation and amortization, for the same period.

Net cash provided by operating activities was $100.4 million and $63.0 million for fiscal 1995 and 1994, respectively. These amounts included net earnings of $39.2 million in fiscal 1995 and $21.4 million in fiscal 1994, and depreciation and amortization of $23.9 million in fiscal 1995 and $22.4 million in fiscal 1994.

Working capital was $46.9 million at January 6, 1996, $72.8 million at April 29, 1995, and $84.9 million at April 30, 1994. The decrease in working capital from April 29, 1995, to January 6, 1996, related primarily to a reduction in cash and cash equivalents that were utilized during the third quarter of fiscal 1996 to reduce long-term debt. The decrease in working capital from April 30, 1994, to April 29, 1995, was primarily due to the Company's continued focus on efficient inventory and accounts payable management.

The Company's working capital needs are financed primarily through cash provided by operations. The Company also utilizes, on a short-term basis, two unsecured $20.0 million revolving lines of credit. One of the revolving lines of credit may be increased to $40.0 million at the option of the Company. Amounts drawn under these lines of credit are typically repaid within a few business days. The revolving lines of credit expire in fiscal 1998. There were no borrowings outstanding under the facilities at January 6, 1996.

NET CASH USED FOR INVESTING ACTIVITIES

Net cash used for investing activities was $13.3 million for the thirty-six week period ended January 6, 1996, $77.7 million for fiscal 1995 and $20.4 million for fiscal 1994. The increase from fiscal 1994 to fiscal 1995 in net cash used for investing activities was primarily attributable to the Company's purchase of Rotelle for $50.7 million in fiscal 1995.

Capital expenditures were $9.5 million for the thirty-six week period ended January 6, 1996, $20.0 million for fiscal 1995, and $20.7 million for fiscal 1994. Capital expenditures for all periods included capital employed for the addition of new METRO "superstores" and the conversion of existing BASICS stores to the METRO format. In addition, capital expenditures for such periods also included the purchase of warehouse racking and material handling equipment at the Company's distribution centers and improvements to the dairy. Fiscal 1994 capital expenditures also included $4.5 million to construct a 67,000 square foot freezer expansion at the Mechanicsville, Virginia distribution center. The Company anticipates that fiscal 1997 capital expenditures will be approximately $10.0 million for its wholesale operations and approximately $11.0 million for its retail operations. Budgeted capital expenditures for the wholesale operations include certain material handling equipment, improvements at the distribution centers and dairy plant and further investments in technology. Budgeted capital expenditures for the Retail Grocery Division include the addition of three new METRO stores in the Baltimore, Maryland market and the conversion of certain BASICS stores to the METRO format.

The Company remains committed to providing secured financing to support the growth of its retail customers. Loans issued to retailers were $9.0 million for the thirty-six week period ended January 6, 1996, $15.9 million for fiscal 1995 and $16.8 million for fiscal 1994. Collections on loans were $9.0 million for the thirty-six week period ended January 6, 1996, $12.4 million for fiscal 1995 and $16.8 million for fiscal 1994.

The Company financed its $50.7 million acquisition of Rotelle during fiscal 1995 with borrowings under a $35.0 million revolving credit facility with a commercial bank, together with internally generated funds and borrowings under an existing revolving credit facility. The $35.0 million revolving credit facility was repaid in full in fiscal 1995.

NET CASH USED FOR FINANCING ACTIVITIES

Net cash used for financing activities was $63.6 million for the thirty-six week period ended January 6, 1996, $14.4 million for fiscal 1995 and $27.9 million for fiscal 1994.

During the thirty-six week period ended January 6, 1996, the Company made $62.0 million of net repayments on long-term debt and revolving credit facilities. The $62.0 million of net repayments primarily related to the repayment of outstanding borrowings under a $25.0 million revolving credit facility, a $25.0 million term loan facility and the early extinguishment of $9.7 million of Super Rite Notes. Fiscal 1995 net repayments of long-term debt and revolving credit facilities consisted primarily of the complete payoff of the $35.0 million revolving credit facility.

During fiscal 1994, the Company issued $45.0 million of its 6.15% Senior Notes due July 1, 2000 (the "Senior Notes"), the net proceeds of which were used to repay in full the $40.0 million bridge loan facility incurred to finance the acquisition of the Civilian Division and for general corporate purposes. The Senior Notes require semi-annual interest payments and, commencing on July 1, 1996, five annual sinking fund payments of $9.0 million of principal plus accrued interest.

The Company's long-term debt, including capital leases and current maturities, was $116.5 million at January 6, 1996, compared to $178.5 million at April 29, 1995. The ratio of long-term debt, including capital leases and current maturities, to equity was 0.63 to 1 at January 6, 1996, and 1.11 to 1 at April 29, 1995.

The Company increased the cash dividend on the Common Stock to $0.10 per share in fiscal 1995 from $0.08 per share in fiscal 1994 and $0.07 per share in fiscal 1993. Cash dividends paid were $2.0 million in fiscal 1995, $1.6 million in fiscal 1994 and $1.4 million in fiscal 1993. Shareholders' equity increased to $160.3 million at April 29, 1995, up from $121.9 million at April 30, 1994.

Since January 6, 1996, the Company has repurchased, at market prices above par, an additional $17.5 million principal amount of Super Rite Notes, and expects to record an extraordinary loss, net of tax, of approximately $1.1 million during the fourth quarter of fiscal 1996 related to such repurchases.

The Company believes that it has the ability to continue to generate adequate funds from its operations and through borrowings under its long-term debt facilities to maintain its competitive position and expand its business.

RECENT ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" must be adopted by the Company no later than the fiscal year ending April 27, 1996. SFAS No. 121, "Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," and SFAS No. 123, "Accounting for Stock-Based Compensation," must be adopted by the Company no later than the fiscal year ending May 3, 1997. The adoption of these accounting standards is not expected to have a material impact on the Company's financial position or results of operations.

                                    BUSINESS

The Company is the leading wholesale food distributor in its Mid-Atlantic operating region and the fourth largest wholesale food distributor in the United States. Richfood supplies a comprehensive selection of national brand and private label grocery products, dairy products, frozen foods, fresh produce items, meats, delicatessen and bakery products and non-food items from its three modern, highly efficient distribution centers. The Company's distribution centers are strategically located within its operating region and have capacity to accommodate additional growth. The Company services more than 1,700 retail grocery stores, including leading regional chains and smaller independent retailers throughout the Mid-Atlantic region, offering its customers a dependable supply and prompt delivery of over 32,000 grocery and non-grocery items at competitive prices.

The Company's wholesale operations consist of: (i) Richfood, Inc., founded in 1935, a full service grocery wholesaler based in Richmond, Virginia, which operates a 1.3 million square foot distribution center that is one of the largest and most efficient in the industry; (ii) Super Rite, a full service wholesale food distributor based in Harrisburg, Pennsylvania, which operates over 800,000 square feet of warehouse space, including a 635,000 square foot highly efficient, automated distribution center; and (iii) Rotelle, based in West Point, Pennsylvania, one of the largest frozen food distributors in the United States, which operates a 6.3 million cubic foot automated frozen food distribution center. The Company's wholesale operations also include the Richfood Dairy, located in Richmond, which is the largest fluid dairy in Virginia and consists of a 65,000 square foot facility capable of processing and packaging over 500,000 gallons per week of milk and other dairy products, fruit juices, bottled water and related items.

The Company's Retail Grocery Division operates eleven 45,000 to 60,000 square foot "superstores" under the METRO tradename, and six smaller traditional supermarkets under the BASICS tradename, in the metropolitan Baltimore, Maryland and Dover, Delaware markets. The Company's Retail Grocery Division was acquired in connection with the Super Rite Acquisition, and accounted for 10.2% of the Company's sales for fiscal 1995.

BUSINESS STRATEGY

Since joining Richfood in 1990, the current management team has implemented a business strategy focused on reducing and controlling costs, increasing efficiency and pursuing profitable growth. The success of this strategy has been reflected in the growth of the Company's sales from $2.19 billion for fiscal 1992 to $2.99 billion for fiscal 1995, an 11.0% compound annual growth rate, and in the Company's operating profit, which has grown from $47.6 million to $81.6 million over the same period, a 19.7% compound annual growth rate. The key elements of the Company's strategy include:

REDUCING AND CONTROLLING COSTS; INCREASING EFFICIENCY IN LOGISTICS AND DISTRIBUTION

Management believes that, as a result of its strategic focus on cost control, logistics and distribution, the Company is now one of the most efficient wholesale food distributors in the United States. Over the past five fiscal years, the Company has reduced and controlled costs by (i) capitalizing on its size to improve its purchasing power, (ii) rationalizing product purchasing and pricing systems, (iii) implementing a pricing system that encourages efficient use of the Company's services and (iv) instituting productivity-based warehouse management incentives. Over the same period, the Company has significantly improved the efficiency of its logistics and distribution functions by, among other things, implementing state-of-the-art computer systems related to purchasing, inventory management and fleet loading and routing. These improvements have permitted the Company to drive substantially increased volume through its distribution system and to increase capacity utilization significantly, thereby benefitting from its operating leverage. As a result of the cost savings and efficiencies realized by the Company under its current management team, from fiscal 1992 to fiscal 1995 the Company's operating profit as a percent of sales has increased from 2.2% to 2.7%, annual inventory turnover has improved from 16.3x to 18.8x and working capital funding requirements have been reduced substantially.

INCREASING SALES

The Company's purchasing power, low cost structure and efficient service levels permit Richfood to offer lower prices and better service to support the competitive position of its retail customers, while increasing customer penetration, attracting new customers within its operating region and supporting customers in their efforts to open new retail sites served by Richfood. Since 1990, customer penetration, the percentage of customers' sales supplied by Richfood, has increased from approximately 50% to over 60% for customers supplied by Richfood's Mechanicsville, Virginia distribution center. Although there can be no assurance as to future results, management believes that opportunities exist to increase significantly Super Rite's customer penetration rate, which is now approximately 50%, as Super Rite previously offered its customers a limited selection of certain higher-margin perishable products. See " -- Pursuing Strategic Acquisitions." The Company has also successfully attracted new customers and has benefitted from growth by the leading regional chains and smaller independent retail grocers that it serves.

The Company believes that its success depends upon the success of its retail customers. Accordingly, Richfood supports its existing customers, and pursues its goal of increasing customer penetration and attracting new customers, by (i) using the Company's purchasing power, low cost structure and efficient distribution system to provide products to its customers at the lowest available prices, (ii) assisting its retail customers in adapting to changes in consumer preferences and to competition in the marketplace and (iii) offering its retail customers a wide variety of retail support services typical of those offered by large retail chains to their individual stores. As a result of these initiatives, Richfood is able to provide its retail customers with the competitive advantages associated with large purchasing power and extensive retail services similar to those of large supermarket chains, while each customer retains its regional focus and flexibility to respond to local demographics and market conditions.

PURSUING STRATEGIC ACQUISITIONS

Consolidation trends in the food distribution industry present opportunities for strategic acquisitions by the Company. The Company pursues strategic targets that are well run, established wholesale operations, with modern facilities and capacity to accommodate anticipated growth, and that complement the Company's existing operations and geographic service area. Since 1990, the Company has completed five acquisitions, which have more than doubled its sales, added large, modern distribution centers in Harrisburg and West Point, Pennsylvania, and enhanced its presence in various regional markets.

The Company began a series of strategic acquisitions in fiscal 1991 with the purchase of the Waynesboro, Virginia division of Fleming Foods of Virginia, Inc., which increased the Company's presence in the western portion of its operating region. On January 22, 1993, the Company acquired certain assets and assumed certain contracts of the Civilian Division of B. Green & Company, Inc., a wholesale and retail grocery distributor headquartered in Baltimore, Maryland. The acquisition of the Civilian Division increased significantly the Company's presence in the Baltimore/Washington, D.C. market, while permitting the Company to achieve greater efficiency and productivity from its existing warehousing and delivery operations. On August 23, 1994, the Company acquired all of the outstanding common shares of Rotelle, one of the largest wholesale frozen food distributors in the United States. Rotelle, through its state-of-the-art distribution center, distributes frozen food, ice cream and frozen bakery products to its customers. In addition, Rotelle operates a USDA-inspected meat cutting facility and an ice manufacturing facility. On April 3, 1995, the Company acquired certain assets and assumed certain contracts of the wholesale division of Camellia, a retail and wholesale food distributor located in Norfolk, Virginia. As a result of that acquisition, the Company serves as wholesale supplier to Camellia's 46 retail stores, and most of the 120 independent retail stores previously served by Camellia's wholesale division. The Camellia acquisition also has permitted the Company to achieve additional efficiencies and economies of scale in its business.

Effective October 15, 1995, the Company completed the Super Rite Acquisition. Super Rite, with fiscal 1995 sales of $1.47 billion, is a full service wholesale food distributor supplying more than 240 retail supermarkets in Pennsylvania, New Jersey, Maryland, Delaware, Virginia and West Virginia. Super Rite also operates the Company's Retail Grocery Division, consisting of eleven 45,000 to 60,000 square foot "superstores" in the Baltimore, Maryland and Dover, Delaware markets operating under the METRO tradename, and six smaller traditional supermarkets in metropolitan Baltimore, Maryland, operating under the BASICS tradename. Super Rite operates as a separate, wholly-owned subsidiary of the Company. The Company issued 9,770,188 shares of Common Stock in the Super Rite Acquisition, resulting in former Super Rite shareholders holding approximately 31% of the outstanding shares of Common Stock. The shares of Common Stock held by the Selling Shareholders and offered hereby were received by such persons in the Super Rite Acquisition. The Super Rite Acquisition has been accounted for as a pooling of interests.

Super Rite operates over 800,000 square feet of warehouse space, including a 635,000 square foot highly efficient, automated distribution center in Harrisburg, Pennsylvania. Super Rite's distribution system complements the Company's existing operations, and its service area is geographically contiguous with the northern portion of the area served by Richfood's Mechanicsville, Virginia distribution center. As a result of the Super Rite Acquisition, the Company anticipates that it will achieve significant cost savings, operating efficiencies and growth opportunities resulting from: (i) combining the purchasing volume of both companies, thereby increasing purchasing power; (ii) centralizing and eliminating certain duplicative corporate and administrative functions; (iii) selling certain higher-margin products line to Super Rite customers that are offered by Richfood but that were previously offered on a limited basis by Super Rite, such as frozen foods, fresh produce, meats and delicatessen and dairy products; (iv) consolidating distribution networks to achieve logistical efficiencies and higher capacity utilization; and (v) realizing interest expense savings by refinancing certain Super Rite indebtedness at the lower rates available to the combined Company.

The Company's substantial growth since 1990 is largely attributable to acquisitions, particularly the acquisition of Super Rite in fiscal 1996. While the Company believes that additional acquisition opportunities consistent with its strategic criteria may arise from time to time, no assurance can be given that the Company will consummate additional strategic acquisitions.

WHOLESALE OPERATIONS

CUSTOMER BASE; PRINCIPAL MARKETS

The Company services more than 1,700 retail grocery stores, including leading regional chains and smaller independent retailers, in Virginia, Maryland, Pennsylvania, Delaware, West Virginia, North Carolina, Washington, D.C., New Jersey and New York. The Company's regional chain customers are high quality, growth-oriented operations, and include: Giant Food Stores, Inc. based in Carlisle, Pennsylvania ("Giant of Carlisle"); Farm Fresh, Inc. based in Norfolk, Virginia ("Farm Fresh of Virginia"); Shoppers Food Warehouse Corp. ("Shoppers"); Ukrop's Super Markets, Inc. ("Ukrop's"); Acme Markets, Inc. ("Acme"); Genuardi's Super Markets, Inc.; Redner's Markets, Inc.; Camellia Food Stores, Inc.; and the Company's own METRO/BASICS stores. Customer store sizes range from 4,500 square feet to 60,000 square feet.

Richfood, Inc. and Super Rite are the principal sources of wholesale supply for most of their customers, while Rotelle is the principal source of frozen food supply for most of its customers. Since 1990, customer penetration has increased from approximately 50% to over 60% for customers of Richfood, Inc.'s Mechanicsville, Virginia distribution center. Although there can be no assurance as to future results, management believes that opportunities exist to increase significantly Super Rite's customer penetration rate, which is now approximately 50%. Super Rite previously offered its customers a limited selection of certain higher-margins perishable products, such as frozen foods, fresh produce, meats and delicatessen and dairy products, that are offered by Richfood.

As reflected in the following table, the Company's five largest customers accounted for approximately 50% of its sales in fiscal 1995:

                                                                                     SALES
                                                                              TO CUSTOMERS
                                                                               FISCAL 1995
CUSTOMER                                                                     (IN MILLIONS)
Giant of Carlisle                                                                $   452.7
Farm Fresh of Virginia                                                               395.3
Shoppers                                                                             291.9
Ukrop's                                                                              197.7
Acme                                                                                 152.0

The Company has enjoyed long-term supply relationships with most of its principal customers: Ukrop's has been a Richfood customer for over 48 years; Farm Fresh of Virginia has been a Richfood customer for over 24 years; Acme has been a Rotelle customer for over 20 years; Giant of Carlisle has been a Super Rite customer for 16 years; and Shoppers has been a Super Rite customer for five years.

Richfood is a party to multi-year supply agreements with most of its larger customers that secure the Company's position as principal supplier to all stores owned by such customers. Such supply agreements generally include minimum purchase requirements by dollar amount and category of goods and may be subject to adjustment as the customer acquires or disposes of stores. The Company's supply agreements with Giant of Carlisle, Farm Fresh of Virginia, Shoppers and Acme expire in December 1999, December 2001, July 1996 and July 1997, respectively. While the Company has no reason to believe that its supply agreement with Shoppers will not be extended, the loss of such customer could have a material adverse effect on the Company's business. Overall, sales to customers covered by supply agreements accounted for approximately 71% of fiscal 1995 wholesale division sales, including intersegment sales.

Management believes that the loss of one of the Company's larger customers could have a material adverse effect on its business. However, management believes that the Company's purchasing power, low cost structure and efficient service levels, coupled with its commitment to the success of its retail customers, should enable the Company to operate profitably in the event of the loss of a large customer.

PRODUCTS AND PURCHASING

The Company supplies a comprehensive selection of national brand and private label grocery products, dairy products, frozen foods, fresh produce items, meats, delicatessen and bakery products and non-food items from its three modern, highly-efficient distribution centers. The Company offers its customers a dependable supply and prompt delivery of over 32,000 grocery and non-grocery items at competitive prices. The Company's business strategy includes assisting its retail customers in adapting to changes in consumer preferences and in the marketplace so they remain competitive. Accordingly, the Company continually changes and enhances its product offerings to meet changing consumer demands.

The Company supplies more than 30,000 national brand products, which accounted for approximately 90% of the Company's total wholesale grocery sales in fiscal 1995. The Company also offers private label products to its customers. Private label products allow retail customers to carry single labels on a store-wide basis similar to chain stores, while providing consumers a lower-priced alternative to national brands. The Company currently offers 1,286 products under the "RICHFOOD" label, 186 products under the budget-priced "ECON" label, 112 products under the "IGA" label and 240 products under the "FROSTY ACRES" label. The Company also coordinates private labels for certain regional supermarket chains in the Mid-Atlantic region. In fiscal 1995, private label products, including private label products packaged for certain customers, accounted for approximately 10% of the Company's total wholesale grocery sales. The Company is currently introducing its private label products to customers of Super Rite, which historically did not have an extensive private label program.

The Company purchases products for resale from over 1,500 vendors in the United States and overseas, and is not substantially dependent on any single source of supply. The Company believes that its size enables it to purchase products at the lowest available manufacturers' prices. The Company monitors manufacturers' prices and uses its purchasing power to secure products at the best terms available. In addition, because the Company maintains purchasing departments associated with each of its three distribution centers, Richfood is able to take advantage of regional buying opportunities. The Company purchases long-term quantities of inventory items when manufacturers' prices are advantageous ("forward-buys"). In particular, the Company purchases sufficient quantities of certain staple items when offered at a discount and if justified after giving effect to carrying costs.

PRODUCT PRICING

The Company sells products to its customers at landed vendor invoice cost. The customer is also charged a service fee and a delivery fee based upon the characteristics of the order. The fee structure includes incentives to encourage customers to increase their purchases from the Company and to order and accept merchandise for delivery more efficiently, thereby increasing the Company's efficiency. Such incentives include minimum delivery fees that encourage economic order quantities and lower fees for off-peak deliveries. Over the past several years, the Company's pricing system, together with increased efficiencies in purchasing operations, have resulted in more competitively-priced merchandise and have placed the Company and its retail customers in a stronger market position.

LOGISTICS AND DISTRIBUTION

The Company is highly focused on reducing and controlling costs and on improving efficiency in the logistics and distribution areas of its business. Over the past five fiscal years, the Company's current management team has implemented improvements in the logistics and distribution areas of its business that have permitted Richfood to drive substantially increased volume through its distribution system and to increase capacity utilization, thereby benefitting from its operating leverage. These improvements have included: (i) implementing state-of-the-art computer systems related to purchasing, inventory management and fleet loading and routing; (ii) instituting a pricing system that encourages customers to utilize the Company's services efficiently; and (iii) introducing warehouse management practices that reward workers for enhanced productivity. Management believes that, as a result of its strategic focus on cost control, logistics and distribution, the Company is now one of the most efficient wholesale food distributors in the United States.

The Company distributes its products out of its three main distribution centers:
Richfood, Inc.'s 1.3 million square foot Mechanicsville, Virginia distribution center; Super Rite's 635,000 square foot automated distribution facility in Harrisburg, Pennsylvania; and Rotelle's 6.3 million cubic foot frozen food distribution facility in West Point, Pennsylvania. The Company's customers are generally located within 200 miles of one of the Company's distribution centers.

Products are delivered to the Company's distribution centers by manufacturers, common carriers and the Company's own fleet of trucks on return to its distribution centers from deliveries to customers ("back-hauls"). The Company employs a management information system that enables it to lower its inbound transportation costs by making optimum use of its own fleet for back-haul opportunities. In addition, "drop shipments" are sent directly to retailers by suppliers under programs established by the Company.

The Company produces and distributes catalogs with weekly updates indicating manufacturers' prices and wholesale prices to customers for each of its more than 32,000 products. In addition, the Company's sales personnel use telemarketing to advise customers of periodic special prices and product offerings. Customers place orders through direct computer links to the Company. Customers' orders are then assembled in the appropriate distribution center, shrink-wrapped to ensure order completeness and staged according to the required delivery sequence. In fiscal 1995, the Mechanicsville, Virginia distribution center maintained an in-stock service level of approximately 98%.

Products are delivered from the Company's distribution centers to retail customers by the Company's drivers and contract carriers via trucks leased or owned by the Company. In dispatching trucks for both pick-ups and deliveries, the Company employs a computerized routing system designed to optimize delivery efficiency and minimize drive time, wait time and excess mileage. Over the past five fiscal years, improvements in the Company's fleet loading and routing systems have permitted the Company to reduce the overall size of its fleet and the cost per mile driven, even as the number of stores served has increased. The Company currently leases 177 tractors, 205 refrigerated trailers and 335 dry trailers, and owns 114 tractors, 131 refrigerated trailers and 124 dry trailers. All of the Company's fleet utilizes on-board computer systems that monitor vehicle speeds, fuel efficiency, idle time and other statistical information. During fiscal 1995, the Mechanicsville, Virginia distribution center achieved an on time delivery record of approximately 97%.

Customers are billed for goods sold on a weekly basis with payment generally due the following week. The Company reviews credit histories on an individual basis and requires customers to provide collateral to secure outstanding accounts when appropriate.

RETAIL SUPPORT

The Company's largest customers generally find it cost efficient to perform their own retail support services and have selected the Company as a supplier because of its competitive prices. The Company's smaller customers, however, generally do not have the resources to perform the retail services that large national chains provide to their individual stores. The Company offers a wide variety of retail support services to assist its smaller customers. Customers decide individually which services to use and are charged a fee for such services.

Services offered by the Company include retail development, retail sales consulting, marketing and merchandising assistance, data processing and customized software, and financial planning and analysis. The Company's retail development services are focused on store planning and development, and include advising retailers on site planning through construction, lease negotiation, product display and promotion. This assistance also includes demographic studies, engineering support, contracting assistance and layout strategy. Retail sales counselors assist customers with detailed analyses of their stores' operations, pricing, advertising, delivery schedules, inventory control and merchandising plans, to help each customer enhance its competitive position. Marketing services include developing marketing strategies, designing and producing signs and flyers and coordinating print and media campaigns. The Company provides data processing services and customized software to many of its customers, which allows them to manage accounting functions, time-and-attendance data and inventories. The Company also assists customers in strategic planning and capital budgeting as well as in cash management and overall financial planning.

The Company provides secured financing to retailers, primarily to finance store acquisitions, construction and remodeling, generally at a variable interest rate equal to the prime lending rate plus 2%. The Company has developed credit criteria intended to ensure that such loans are made only with appropriate collateral and in situations that are expected to contribute to the Company's growth. The Company believes that its current financing arrangements provide it with the necessary flexibility to offer financing to its customers as a tool to expand its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

At January 6, 1996, the Company had an aggregate $34.0 million of secured loans outstanding to its retail customers. The Company expects to continue to provide secured financing to creditworthy retail customers as part of its strategy to retain existing business and attract new business. The amount of customer financing that may be provided by the Company in future years is not presently determinable since such amount will depend upon, among other things, the number of store sites that are offered for sale or available for development in the Company's service area and the availability of alternative sources of financing.

RETAIL OPERATIONS

The Company's Retail Grocery Division was acquired in connection with the Super Rite Acquisition, and accounted for 10.2% of the Company's sales for fiscal 1995. The Company's Retail Grocery Division operates eleven 45,000 to 60,000 square foot "superstores" under the METRO tradename, and six smaller traditional supermarkets under the BASICS tradename, in the metropolitan Baltimore, Maryland and Dover, Delaware markets.

The Company believes that the METRO format offers significant opportunities for growth. The METRO stores feature an expanded selection of higher-margin perishables and prepared foods together with value-oriented dry groceries and in-store banking facilities. In fiscal 1995, METRO/BASICS was the second largest grocery retailer in the Baltimore market. The Company expects to open three new METRO locations in the Baltimore market in fiscal 1997, and is considering converting certain of the BASICS stores to the METRO format.

COMPETITION

The food distribution industry is highly competitive. The Company faces competition from national, regional and local food distributors on the basis of price, quality and assortment, frequency and reliability of deliveries and the range and quality of services provided. In addition, the Company's customers and its own Retail Grocery Division compete with retail supermarket chains that provide their own distribution function, purchasing directly from producers and distributing products to their supermarkets for sale to consumers.

The Company's principal wholesale competitors include Fleming Companies, Inc., SuperValu Inc., Nash Finch Company, DiGiorgio Company, Nassau-Suffolk Frozen Food Co., Inc. and Burris Foods, Inc. Within the Company's Mid-Atlantic service area, the primary retail grocery competitors of the Company's customers and the Retail Grocery Division include Food Lion, Inc., Winn Dixie Stores, Inc., Giant Food, Inc. based in Landover, Maryland, The Kroger Co. (in western Virginia), Weis Supermarkets, Inc. and The Great Atlantic & Pacific Tea Co.

The Company believes that it can compete successfully on the wholesale level while supporting the competitive efforts of its customers by pursuing its business strategy focused on reducing and controlling costs, increasing efficiency and pursuing profitable growth. In particular, the Company enhances its competitive position by using its purchasing power, low cost structure and efficient distribution system to provide products to its customers at the lowest available prices, while offering its customers a wide variety of services to support their competitive position. In addition, the Company expects to continue to pursue opportunities for customers to acquire additional stores that become available within and adjacent to the Company's principal service area.

PROPERTIES

The Company's three principal facilities are: Richfood, Inc.'s 1.3 million square foot distribution center located in Mechanicsville, Virginia (the "Mechanicsville Facility"); Super Rite's leased 635,000 square foot automated distribution facility located in Harrisburg, Pennsylvania (the "Harrisburg Facility"); and Rotelle's 6.3 million cubic foot highly automated frozen food distribution facility located in West Point, Pennsylvania (the "West Point Facility").

The Mechanicsville Facility, one of the largest single grocery distribution centers in the country, is situated on a 400 acre site, of which only 100 acres are currently utilized. Richfood also has a long-term lease for a 550,000 square foot warehouse in Chester, Virginia. Richfood currently utilizes approximately 355,000 square feet of the Chester warehouse, primarily to store bulk purchases and forward-buys, and subleases the remainder of the warehouse to third parties. The Chester warehouse, which formerly served as a regional grocery distribution center, is available to supplement the Mechanicsville Facility to accommodate additional growth.

The Harrisburg Facility is a 635,000 square foot state-of-the-art distribution center that utilizes fully automated inventory handling equipment. The lease for the Harrisburg Facility expires in 2025. The Company also operates 160,480 square feet of refrigerated warehouse space in neighboring Shiremanstown, Pennsylvania, under a lease that expires in 2015. See "Selling Shareholders."

The West Point Facility is a highly automated, frozen food distribution facility with 6.3 million cubic feet of refrigerated space. In addition, there are approximately 185,000 square feet of office space and truck maintenance facilities associated with this facility.

Richfood's fluid dairy, located in Richmond, Virginia, is a 65,000 square foot facility capable of processing and packaging over 500,000 gallons per week of milk and other dairy products, fruit juices, bottled water and related items. This facility is owned by Richfood.

The Company also operates seventeen retail stores in the Baltimore, Maryland and Dover, Delaware markets. These retail locations are all leased on a long-term basis with lease terms, including options, exceeding five years.

Each of the foregoing facilities is well-maintained and in good operating condition. The Company believes that each of its facilities has adequate capacity to meet the demands of anticipated growth.

EMPLOYEE RELATIONS

Management believes that relations with the Company's employees are excellent. At January 6, 1996, the Company employed approximately 550 salaried and 4,197 non-salaried associates, compared to 555 salaried and 3,886 non-salaried associates employed at April 29, 1995.

The Company is party to a five-year collective bargaining agreement that expires in April 1996 covering its transportation unit employees at the Mechanicsville Facility. The Company is in the process of re-negotiating this agreement and anticipates entering into a new multi-year collective bargaining agreement on substantially similar terms as the existing agreement with these employees. While the Company has no reason to believe that it will not enter into a new collective bargaining agreement prior to the expiration of the existing agreement, any work stoppages or disruptions related to the failure to enter into a new agreement could have a material adverse effect upon the Company's business. The Company is also party to a four-year collective bargaining agreement that expires in July 1998 covering warehouse employees at the West Point Facility and two four-year collective bargaining agreements that expire in June 1997 covering its Retail Grocery Division employees. The Company is not a party to any other collective bargaining agreements, nor is it aware of any pending union petitions related to its employees.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below are the names, ages and positions, and brief descriptions of the business experience, of the Company's executive officers and directors.

NAME                                           AGE    POSITION IN THE COMPANY
Donald D. Bennett                             59      Chairman of the Board and Chief Executive Officer of the Company
John E. Stokely                               43      Director; President and Chief Operating Officer of the Company
Gary L. Conrad                                50      Executive Vice President -- Distribution and Logistics of the Company
Edgar E. Poore                                62      Executive Vice President of the Company
J. Stuart Newton                              41      Senior Vice President and Chief Financial Officer of the Company
Janet G. Hildebrand                           47      Senior Vice President -- Human Resources and Benefits of the Company
Daniel R. Schnur                              36      Senior Vice President, General Counsel and Secretary of the Company
David W. Hoover                               32      Vice President -- Finance of the Company
Alec C. Covington                             39      Executive Vice President and Chief Operating Officer of Richfood, Inc.
Peter Vanderveen                              64      President and Chief Operating Officer of Super Rite Foods, Inc.
David G. Gundling                             45      President and Chief Operating Officer of the wholesale division of
                                                        Super Rite Foods, Inc.
John D. Ryder                                 48      President and Chief Operating Officer of the retail division of Super
                                                         Rite Foods, Inc.
John F. Rotelle                               60      Director; Chairman of Rotelle
Christopher A. Brown                          33      President and Chief Operating Officer of Rotelle
Roger L. Gregory                              42      Director
Grace E. Harris                               62      Director
John C. Jamison                               61      Director
Michael E. Julian, Jr.                        45      Director
G. Gilmer Minor, III                          55      Director
Claude B. Owen, Jr.                           50      Director
Albert F. Sloan                               66      Director
George H. Thomazin                            55      Director
James E. Ukrop                                58      Director
Edward Villaneuva                             60      Director

DONALD D. BENNETT, age 59, was elected Chairman of the Board and Chief Executive Officer of the Company in June 1995. Mr. Bennett formerly served as President and Chief Executive Officer of the Company from May 1990 to June 1995.

JOHN E. STOKELY, age 43, was elected President and Chief Operating Officer of the Company in June 1995 after serving as Executive Vice President -- Finance and Administration of the Company from August 1993 to June 1995. Mr. Stokely was formerly Senior Vice President -- Finance and Chief Financial Officer of the Company from April 1991 to August 1993 and Vice President -- Finance and Chief Financial Officer (and Secretary from August 1990 to January 1991) of the Company from August 1990 to April 1991.

GARY L. CONRAD, age 50, was elected Executive Vice President -- Distribution and Logistics of the Company in February 1996. Mr. Conrad formerly served as Richfood, Inc.'s Executive Vice President -- Distribution and Logistics from June 1995 to February 1996, Senior Vice President -- Distribution and Logistics from October 1994 to June 1995 and Vice President -- Distribution and Logistics from January 1988 to October 1994.

EDGAR E. POORE, age 62, was elected Executive Vice President of the Company in June 1995. Mr. Poore formerly served as Executive Vice President and Chief Operating Officer of the Company from 1989 to June 1995.

J. STUART NEWTON, age 41, was elected Senior Vice President and Chief Financial Officer of the Company in November 1995. Mr. Newton formerly served as Vice President -- Finance and Treasurer of Best Products Co., Inc. from June 1994 to November 1995 and as Vice President and Controller of Best Products Co., Inc. from 1991 to June 1994. Mr. Newton was Vice President, Finance and Treasurer of Perry Drug Stores, Inc. from 1988 to 1991.

JANET G. HILDEBRAND, age 47, was elected Senior Vice President -- Human Resources and Benefits of the Company in September 1995. Ms. Hildebrand formerly served as Director, Compensation and Benefits, of BASF Corporation from March 1992 to September 1995, and Manager, Employee Savings and Disability Plans, of BASF Corporation from March 1991 to March 1992.

DANIEL R. SCHNUR, age 36, was elected Senior Vice President, General Counsel and Secretary of the Company in June 1995. Mr. Schnur formerly served as the Company's Vice President, General Counsel and Secretary from January 1992 to June 1995, and General Counsel and Secretary from January 1991 to January 1992.

DAVID W. HOOVER, age 32, was elected Vice President -- Finance of the Company in August 1993. Mr. Hoover formerly served as Director, Planning and Analysis, of the Company from December 1990 to August 1993.

ALEC C. COVINGTON, age 39, was elected Executive Vice President and Chief Operating Officer of Richfood, Inc. in October 1995. Mr. Covington formerly served as President and Chief Operating Officer of Houchens Industries, Inc. from June 1993 to October 1995. From 1990 to 1993, Mr. Covington served as President of the Quincy, Florida division of SuperValu Inc. and President of the Greenville, Kentucky division of Wetterau, Inc.

PETER VANDERVEEN, age 64, was elected President and Chief Operating Officer of Super Rite Foods, Inc. in June 1980.

DAVID G. GUNDLING, age 45, was elected President and Chief Operating Officer of the wholesale division of Super Rite Foods, Inc. in October 1995. Mr. Gundling formerly served as Executive Vice President of Super Rite Foods, Inc. from 1987 to 1995.

JOHN D. RYDER, age 48, was elected President and Chief Operating Officer of the retail division of Super Rite Foods, Inc. in 1990.

JOHN F. ROTELLE, age 60, was elected Chairman of Rotelle in October 1995. Mr. Rotelle formerly was President of Rotelle, having served in such capacity since 1959.

CHRISTOPHER A. BROWN, age 33, was elected President and Chief Operating Officer of Rotelle in October 1995. Mr. Brown formerly served as Executive Vice President and Chief Operating Officer of Rotelle from August 1994 to October 1995. Mr. Brown was formerly Richfood, Inc.'s Executive Vice
President -- Procurement and Marketing from September 1993 to August 1994, Senior Vice President -- Procurement from September 1992 to September 1993 and Vice President -- Procurement from February 1991 to August 1992.

ROGER L. GREGORY, age 42, is Managing Partner of Wilder & Gregory, a law firm.

GRACE E. HARRIS, age 62, is Provost and Vice President for Academic Affairs of Virginia Commonwealth University.

JOHN C. JAMISON, age 61, is Chairman of Mallardee Associates, a corporate financial advisory firm, and a Limited Partner of Goldman, Sachs & Co., an investment banking and brokerage firm. Mr. Jamison was formerly President and Chief Executive Officer of The Mariner's Museum, an international maritime museum, from 1990 to 1992. Mr. Jamison is also a director of Hershey Foods Corporation and Best Products Co., Inc.

MICHAEL E. JULIAN, JR., age 45, is Chairman of the Board, President and Chief Executive Officer of Farm Fresh of Virginia, a retail grocery chain.

G. GILMER MINOR, III, age 55, is Chairman of the Board, President and Chief Executive Officer of Owens & Minor, Inc., a wholesale distributor of medical, pharmaceutical and surgical supplies. Mr. Minor also serves as a director of Crestar Financial Corporation.

CLAUDE B. OWEN, JR., age 50, is Chairman of the Board and Chief Executive Officer of DIMON Incorporated, the successor to Dibrell Brothers, Incorporated, an importer and exporter of leaf tobacco and fresh cut flowers. Mr. Owen was formerly the Chairman of the Board, Chief Executive Officer and President of Dibrell Brothers, Incorporated. Mr. Owen also serves as a director of American National Bankshares, Inc.

ALBERT F. SLOAN, age 66, was Chairman of the Board of Lance, Inc., a manufacturer of cookies, crackers and snack foods, from 1990 to April 1995. Mr. Sloan also serves as a director of Basset Furniture Industries, Inc., Cato Corporation and PCA International, Inc.

GEORGE H. THOMAZIN, age 55, is President of Thomazin Enterprises, a business investment firm. Mr. Thomazin formerly served as Chief Executive Officer of Continental Brokers Co., a food brokerage firm, from 1989 to 1992.

JAMES E. UKROP, age 58, is Vice-Chairman of the Board and Chief Executive Officer of Ukrop's, a retail grocery chain. Mr. Ukrop was formerly President and Chief Executive Officer of Ukrop's. Mr. Ukrop also serves as a director of Legg Mason, Inc. and Owens & Minor, Inc.

EDWARD VILLANEUVA, age 60, is a financial consultant. Mr. Villaneuva is also a director of Circuit City Stores, Inc.

                          DESCRIPTION OF CAPITAL STOCK

The Company's authorized capital stock consists of 60,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, no par value (the "Preferred Stock"). As of the date of this Prospectus, 31,317,203 shares of Common Stock and no shares of Preferred Stock were issued and outstanding. The Company will issue no additional shares as part of the offering of Common Stock contemplated hereby. See "Capitalization" and "Selling Shareholders."

COMMON STOCK

GENERAL

The holders of validly issued and outstanding shares of Common Stock are entitled to one vote per share on each matter that is properly presented to shareholders for a vote. A majority of the votes cast decides each matter presented at a meeting of the shareholders (assuming a quorum is present), except for the election of directors, which requires a plurality of the votes cast, and certain matters for which a different vote is required by express provision of law, the Company's Articles of Incorporation (the "Articles") or the Company's Bylaws (the "Bylaws"). No cumulative voting is permitted.

Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to shares of Common Stock.

In the event of a liquidation, dissolution or winding up of the Company, each share of Common Stock entitles its holder to participate ratably in any assets remaining after payment of all liabilities and obligations of the Company and all preferential amounts to which the holders of shares of Preferred Stock, or any other class of stock having prior rights, may be entitled.

Subject to the rights of any holders of shares of any class of stock having prior rights as to dividends, the holders of Common Stock are entitled to receive ratably such dividends as the Company's Board may declare out of funds legally available therefor, when and if so declared. The payment by the Company of dividends, if any, rests within the discretion of the Company's Board and will depend upon general business conditions encountered by the Company, its earnings, financial condition and capital requirements and such other factors as the Company's Board may deem relevant. The Company has entered into certain credit agreements that include financial covenants restricting the payment of dividends, as described in the notes to the consolidated financial statements included elsewhere in this Prospectus.

TRANSFER RESTRICTIONS

The Articles establish certain restrictions on the original issuance and transfer of Common Stock.

Shares of Common Stock may not be transferred to any person who, immediately following such transfer would, together with such person's Affiliates and Associates (each, as defined below), be the beneficial owner of more than 20% of such shares, unless the proposed transfer is approved by the Company's Board. The Articles provide that an attempt to transfer shares of Common Stock without prior approval by the Company's Board to any person who would thereafter own more than 20% of such shares shall be null and void and shall not be recognized by the Company for any purpose, except that the Company's Board may elect to recognize such attempted transfer and simultaneously redeem such shares at their "restricted share redemption price" (generally the lowest price actually paid by the transferee for shares of Common Stock during the two-year period immediately before the attempted transfer or, if such price cannot be determined readily by the Company's Board, then the lowest closing price for such shares in their principal trading market during such period).

The Articles require record holders of Common Stock to disclose to the Company upon demand information with respect to beneficial ownership of the shares then held by them. The Company may enforce the restrictions on the transfer of shares of Common Stock by polling registered holders with respect to the beneficial ownership of their shares and by monitoring filings with the Commission by persons beneficially owning 5% or more of the Common Stock as required pursuant to Section 13(d) of the Exchange Act.

TRADING MARKET AND TRANSFER AGENT

Shares of Common Stock are traded in the over-the-counter market on Nasdaq under the symbol "RCHF." The transfer agent and registrar for shares of Common Stock is First Union National Bank of North Carolina, 230 South Tryon Street, 11th Floor, Charlotte, North Carolina 28288-1153.

PREFERRED STOCK

The Company's Board may determine the preferences, limitations and relative rights, to the extent permitted by the Virginia Stock Corporation Act (the "VSCA"), of any class or series of shares of Preferred Stock before issuance of such shares. The issuance of such shares does not require the approval of the holders of Common Stock.

The Company's Board is authorized, without further action by the shareholders, to issue up to 5,000,000 shares of Preferred Stock, in one or more series, with such voting powers, preferences, special rights, qualifications, limitations or restrictions as may be set forth in resolutions providing for the issue thereof adopted by the Company's Board. As of the date hereof, the Company has no shares of Preferred Stock outstanding.

The holders of a series of Preferred Stock outstanding will be entitled to receive dividends, if and when declared by the Company's Board, at the dividend rate for such series. In addition, the holders of Preferred Stock will be entitled to receive the amount of any participation right granted by the Company's Board. If any shares of a series of Preferred Stock are outstanding, the Company may not declare or pay dividends on the Common Stock or any other class of stock junior to the Preferred Stock, unless all accrued dividends on such Preferred Stock have been paid or declared and set aside for payment.

The holders of a series of Preferred Stock will be entitled to a liquidation preference of the fixed liquidation price (including any premium for voluntary liquidation) for such series plus any accrued and unpaid dividends and the amount required by any participation right. Upon any liquidation, dissolution or winding up of the Company, and after payment of such preferential amounts, holders of the Preferred Stock will have no right or claim to any of the remaining assets of the Company.

The Company has no present intention to issue any of its authorized shares of Preferred Stock. However, any issuance of shares of Preferred Stock in the future could adversely affect the rights of holders of shares of the Common Stock and may discourage an acquisition or change in control of the Company.

CERTAIN PROVISIONS OF VIRGINIA LAW, THE ARTICLES AND BYLAWS

BOARD OF DIRECTORS; REMOVAL; VACANCIES

The VSCA provides that the board of directors of a Virginia corporation shall consist of a number of individuals specified in or fixed in accordance with the bylaws of the corporation or, if not specified in or fixed in accordance with the bylaws, then a number specified in or fixed in accordance with the articles of incorporation of the corporation.

The Bylaws provide that the number of members of the Company's Board shall be 13 and shall be subject to change as provided in the Articles. The Articles provide the Company's Board may amend the Bylaws from time to time to increase or decrease the number of directors by up to 30% of the number of directors last elected by the Company's shareholders; PROVIDED, that any decrease in the number of directors may not shorten an incumbent director's term or reduce any quorum or voting requirements until such person ceases to be a director.

The Articles provide further that no person shall be eligible to serve as a member of the Company's Board if such person is "related" to an existing director or nominee. A person is deemed to be "related" to an existing director or nominee if such person is an "Affiliate" or an "Associate" of an existing director or nominee or if such person is an Affiliate, Associate or employee of a single "Customer." The Articles define an "Affiliate" as any person that directly or indirectly controls, is controlled by or is under the common control with the person specified. The Articles define an "Associate" of any person as including (a) a corporation of which such person owns beneficially 10% or more of any class of equity securities, (b) a trust or an estate in which such person has a substantial beneficial interest or as to which such person serves as a fiduciary and (c) a relative or spouse of such person who shares the same home. For purposes of this provision, a "Customer" means any person engaged in the sale of grocery products which uses the Company as its primary source of supply for such products (or such other persons as may be determined by a majority of the Company's Board).

Pursuant to the VSCA, a member of the Company's Board may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove such director.

The Bylaws provide that any vacancy occurring on the Company's Board may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum of the Company's Board, and the term of any director so elected shall expire at the next annual meeting of shareholders and when his successor is elected.

The Bylaws provide that, subject to the rights of holders of any class of Preferred Stock, a shareholder may nominate one or more persons for election as directors at a meeting only if written notice of such shareholder's nomination has been given to the Secretary of the Company not less than fifty nor more than seventy-five days before the first anniversary of the date of the Company's proxy statement in connection with the last meeting of shareholders called for the election of directors. Each notice must contain: (i) the name, age, business address and, if known, residential address of each nominee; (ii) the principal occupation or employment of each nominee; and (iii) the number and class of capital shares of the Company beneficially owned by each nominee. The Secretary of the Company delivers all such notices to the Nominating Committee of the Company's Board for review. After such review, the Nominating Committee makes its recommendation regarding nominees to the Company's Board. The chairman of any shareholders' meeting called for the election of directors may determine that a shareholder nomination was not made in accordance with the procedures and declare to the meeting that the defective nomination shall be disregarded.

The Bylaws also provide that for business to be properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a shareholder's notice must be given, either by personal delivery or by mail, to the Secretary not less than sixty days before the first anniversary of the date of the Company's proxy statement in connection with the last annual meeting. The notice must contain, as to each matter the shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (ii) the name and record address of the shareholder proposing such business; (iii) the class, series and number of the Company's shares beneficially owned by the shareholder; and (iv) any material interest of the shareholder in such business. If business is brought before an annual meeting without complying with these provisions, the chairman of the meeting shall declare that the business was not properly brought before the meeting, and such business shall not be transacted.

LIABILITY OF OFFICERS AND DIRECTORS

The Articles provide that no officer or director shall be liable to the Company or its shareholders for monetary damages except for liability resulting from such person's having engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Virginia law permits, and the Articles require, indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act. The Articles require indemnification of
(i) any person who was or is a party to any proceeding by reason of the fact that he is or was an officer or director of the Company and (ii) any director or officer who is or was serving at the request of the Company as a director, trustee, partner or officer of another entity, unless in each case such person engaged in willful misconduct or a knowing violation of the criminal law. In addition, Virginia law may under certain circumstances eliminate the liability of officers and directors in a shareholder or derivative proceeding.

Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ANTI-TAKEOVER STATUTES

The VSCA contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10 percent of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than five percent.

For three years following the time that an Interested Shareholder becomes an owner of 10 percent of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the board of directors who was
(i) a member on the date on which an Interested Shareholder became an Interested

Shareholder or (ii) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to transactions proposed after the three-year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirements provide that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder (i) whose acquisition of shares making such person an Interested Shareholder was approved in advance by a majority of the Virginia corporation's Disinterested Directors or (ii) who was an Interested Shareholder on the date the corporation became subject to these provisions by virtue of its having 300 shareholders of record.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. Richfood has not adopted any such amendment.

The VSCA also contains provisions relating to "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. The Articles provide that the control share acquisition provisions of the VSCA shall not apply to acquisitions of shares of Common Stock of the Company.

                              SELLING SHAREHOLDERS

In connection with the Super Rite Acquisition, certain former shareholders of Super Rite who are subject to the resale restrictions of Rule 145 of the Securities Act were granted registration rights (the "Registration Rights") with respect to shares of Common Stock they received in the merger. The Registration Rights provide that the Company will pay all Commission and state "Blue Sky" filing fees, all fees and expenses of the Company's counsel and accountants and all printing and mailing fees related to such registration of shares, while the holders of Registration Rights will pay all underwriting fees, commissions and expenses and fees and expenses of any counsel or accountants retained by such holders in connection with such registration. The Registration Statement of which this Prospectus forms a part is filed by the Company pursuant to the written request of holders of the Registration Rights in accordance with the terms thereof. The Company has also agreed to include in this Registration Statement shares of Common Stock held by certain Selling Shareholders who do not hold Registration Rights.

The table below sets forth certain information with respect to the Selling Shareholders, assuming no exercise of the Underwriters' over-allotment option. In the event the Underwriters' over-allotment option is exercised, the shares subject to such option shall be sold by the Selling Shareholders on a PRO RATA basis in proportion to the number of shares being sold by such persons in the offering, as listed below.

                                                                                                                         OWNERSHIP
                                                                          OWNERSHIP PRIOR TO     NUMBER OF              SUBSEQUENT
                                                                                                 SHARES TO         TO OFFERING (1)
                                                                                OFFERING (1)  PERCENT   BE SOLD  NUMBER    PERCENT
                                                                          NUMBER    OF TOTAL            IN          OF    OF TOTAL
                                                                       OF SHARES      SHARES      OFFERING      SHARES      SHARES
Alex Grass (2)(3)                                                      1,203,770        3.84%    1,057,863     145,907         .47%
Louise Grass (2)(3)                                                        5,102         .02         4,484         618         .00
Martin Grass (3)(4)                                                    1,404,333        4.48     1,234,116     170,217         .54
Martin Grass Trust (3)(4)                                                452,541        1.45       397,689      54,852         .18
Elizabeth Grass Weese Trust (3)                                          207,842         .66       182,650      25,192         .08
Trusts f/b/o Linda Grass Shapiro's Children (3)                          207,842         .66       182,650      25,192         .08
Peter Vanderveen (5)                                                      65,020         .21        43,957      21,063         .07
Peter Vanderveen and Lois Vanderveen (5)                                 243,758         .78       214,212      29,546         .09
David Gundling (6)                                                       146,927         .47       126,985      19,942         .06
H. Irwin Levy (7)                                                          3,069         .01         2,697         372         .00
Neil Norry (7)                                                             3,069         .01         2,697         372         .00

(1) Unless otherwise noted, the persons named in the table, to the Company's knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them.

(2) Mr. Alex Grass currently serves as the Chairman of the Board of Super Rite and its wholly-owned subsidiary, Super Rite Foods, Inc. Prior to the Super Rite Acquisition, Mr. Grass served as Chairman of the Board, President and Chief Executive Officer of Super Rite and Super Rite Foods, Inc. Mr. Grass is party to a three-year consulting agreement with the Company pursuant to which he receives annual payments of $250,000. Mr. Grass, and his wife Mrs. Louise Grass, may be deemed, under the rules of the Commission, to share voting and investment power with respect to the shares of Common Stock shown as being beneficially owned by them.

(3) The Company leases its Harrisburg, Pennsylvania distribution center, a refrigerated warehouse and four of its retail grocery store locations from entities in which Mr. Alex Grass, Mr. Martin Grass and certain other members of the Grass family (including certain beneficiaries of the Selling Shareholders that are trusts) have varying ownership interests. The aggregate rental expense under such leases was approximately $5.5 million in fiscal 1995.

(4) Mr. Martin Grass formerly served as Vice Chairman, Executive Vice President and Treasurer of Super Rite. Mr. Grass is party to a three-year consulting agreement with the Company pursuant to which he receives annual payments of $100,000.

(5) Mr. Vanderveen is President of Super Rite and Super Rite Foods, Inc. Mr. Vanderveen, and his wife Mrs. Lois Vanderveen, may be deemed, under the rules of the Commission, to share voting and investment power with respect to the shares of Common Stock shown as being beneficially owned by them.

(6) Mr. Gundling is President and Chief Operating Officer of the wholesale division of Super Rite Foods, Inc.

(7) Messrs. Levy and Norry were formerly directors of Super Rite.

                                  UNDERWRITING

Under the terms and subject to the conditions set forth in an Underwriting Agreement, dated the date hereof (the "Underwriting Agreement"), the Underwriters named below, for whom J.P. Morgan Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Interstate/Johnson Lane Corporation and Wheat, First Securities, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase, and the Selling Shareholders have severally agreed to sell to them, the respective number of shares of Common Stock set forth opposite their names below:

UNDERWRITERS                                                                                                    NUMBER OF SHARES
J.P. Morgan Securities Inc.
Donaldson, Lufkin & Jenrette Securities Corporation
Interstate/Johnson Lane Corporation
Wheat, First Securities, Inc.
  Total                                                                                                                3,450,000

The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters are obligated to take and pay for all such shares of Common Stock, if any are taken.

The Underwriters propose initially to offer such shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the shares of Common Stock are released for sale to the public, the offering price and such concessions may be changed.

The Selling Shareholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 475,845 additional shares of Common Stock at the public offering price, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any. To the extent that the Underwriters exercise such option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.

The Company and certain of its shareholders, including the Selling Shareholders, have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, for a period of 120 days after the date hereof, without the prior written consent of J.P. Morgan Securities Inc., with certain limited exceptions.

Pursuant to regulations promulgated by the Commission, market makers in the Common Stock who are Underwriters or prospective underwriters ("passive market makers") may, subject to certain limitations, make bids for or purchases of shares of Common Stock until the earlier of the time of commencement (the "Commencement Date") of offers or sales of the Common Stock contemplated by this Prospectus or the time at which a stabilizing bid for such shares is made. In general, on and after the date two days prior to the Commencement Date (i) such market makers' net daily purchases of the Common Stock may not exceed 30% of the average daily trading volume in such stock for the two full consecutive calendar months immediately preceding the filing date of the Registration Statement of which this Prospectus forms a part, (ii) such market makers may not effect transactions in, or display bids for, the Common Stock at a price that exceeds the highest bid for the Common Stock by persons who are not passive market makers and (iii) bids by passive market makers must be identified as such.

The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

Certain matters with respect to the validity of the securities being offered hereby will be passed upon for the Company by Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia 23219, and for the Underwriters by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017.

This Prospectus includes forward looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals or strategies will be achieved. Important factors that could cause actual results to differ materially from those reflected in the forward looking statements made herein include: any delay in realizing, or inability to realize, the anticipated synergies related to the Super Rite Acquisition; any failure to implement successfully the Company's plans to expand Super Rite's product offerings; and any other factors and assumptions related to forward-looking statements set forth elsewhere in this Prospectus.

                                    EXPERTS

The consolidated financial statements of the Company as of April 29, 1995, and April 30, 1994, and for each of the fiscal years in the three-year period ended April 29, 1995 (after giving effect to the Super Rite Acquisition), have been included or incorporated by reference herein and in the Registration Statement in reliance on the report of KPMG Peat Marwick LLP, independent auditors, set forth herein (which report expresses reliance on the report of Coopers & Lybrand L.L.P., independent auditors, included herein). The consolidated financial statements and schedules of the Company as of April 29, 1995, and April 30, 1994, and for each of the fiscal years in the three-year period ended April 29, 1995 (prior to giving effect to the Super Rite Acquisition), have been incorporated by reference herein and in the Registration Statement in reliance on the reports of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein. The consolidated financial statements and schedules of Super Rite and subsidiaries as of March 4, 1995, and February 26, 1994, and for each of the fiscal years in the three-year period ended March 4, 1995, have been incorporated by reference herein and in the Registration Statement in reliance on the report of Coopers & Lybrand L.L.P., independent auditors, set forth herein. Such consolidated financial statements are included or incorporated by reference herein in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Consolidated Financial Statements:
  Consolidated Statements of Earnings for the Thirty-Six Weeks Ended January 6, 1996, and January 7, 1995                 F- 2
  Consolidated Balance Sheets as of January 6, 1996, and April 29, 1995                                                   F- 3
  Consolidated Statements of Cash Flows for the Thirty-Six Weeks Ended January 6, 1996, and January 7, 1995               F- 4
  Notes to Unaudited Interim Consolidated Financial Statements                                                            F- 5

Audited Consolidated Financial Statements:
  Independent Auditors' Reports                                                                                           F- 7
  Consolidated Statements of Earnings for the Fiscal Years Ended April 29, 1995, April 30, 1994, and May 1, 1993          F- 9
  Consolidated Balance Sheets as of April 29, 1995, and April 30, 1994                                                    F-10
  Consolidated Statements of Shareholders' Equity for the Fiscal Years Ended April 29, 1995, April 30, 1994, and
    May 1, 1993                                                                                                           F-11
  Consolidated Statements of Cash Flows for the Fiscal Years Ended April 29, 1995, April 30, 1994, and May 1, 1993        F-12
  Notes to Audited Consolidated Financial Statements                                                                      F-13

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                                (UNAUDITED)
                                                                                               36 WEEKS ENDED
                                                                                              PERCENT                  PERCENT
                                                                                JANUARY 6,        OF     JANUARY 7,        OF
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)                                  1996     SALES           1995     SALES
Sales                                                                          $ 2,251,312    100.00%   $ 2,089,081    100.00%
Costs and expenses, net:
  Cost of goods sold                                                             2,029,874     90.16      1,880,272     90.00
  Operating and administrative expenses                                            160,425      7.13        150,750      7.22
  Merger and integration costs                                                      11,993      0.53             --        --
  Interest expense                                                                   9,887      0.44         13,074      0.63
  Interest income                                                                   (2,281)    (0.10)        (2,105)    (0.10)
Earnings before income taxes and extraordinary loss                                 41,414      1.84         47,090      2.25
Income taxes                                                                        17,625      0.78         19,491      0.93
Earnings before extraordinary loss                                                  23,789      1.06         27,599      1.32
Extraordinary loss, net of tax (note 4)                                              1,002      0.05             --        --
Net earnings                                                                   $    22,787      1.01%   $    27,599      1.32%
Earnings per share applicable to common stock:
  Earnings before extraordinary loss                                           $      0.76              $      0.89
  Extraordinary loss, net of tax                                                      0.03                       --
  Net earnings                                                                 $      0.73              $      0.89
Cash dividends declared per common share                                       $     0.085              $     0.075
Weighted average common shares outstanding                                      31,218,195               31,124,023

 See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                         (UNAUDITED)
                                                                                                          JANUARY 6,    APRIL 29,
(DOLLAR AMOUNTS IN THOUSANDS)                                                                                   1996         1995
Assets
Current assets:
  Cash and cash equivalents                                                                               $   4,149     $  29,381
  Receivables, less allowance for doubtful accounts of $2,982 and $3,667                                     97,959       107,651
  Inventories                                                                                               165,923       147,005
  Other current assets                                                                                       23,754        20,302
Total current assets                                                                                        291,785       304,339
Notes receivable, less allowance for doubtful accounts of $1,619 and $1,077                                  28,352        26,988
Property and equipment, net                                                                                 122,929       130,261
Goodwill, net                                                                                                75,188        79,732
Other assets                                                                                                 40,569        39,450
Total assets                                                                                              $ 558,823     $ 580,770

Liabilities and Shareholders' Equity
Current liabilities:
  Current installments of long-term debt and capital lease obligations                                    $  11,205     $  11,618
  Accounts payable                                                                                          178,806       162,189
  Accrued expenses and other current liabilities                                                             54,831        57,752
Total current liabilities                                                                                   244,842       231,559
Long-term debt and capital lease obligations                                                                105,299       166,913
Deferred credits and other                                                                                   23,643        21,968

Shareholders' equity:
  Preferred stock, without par value; authorized 5,000,000 shares; none issued or outstanding                    --            --
  Common stock, without par value; authorized 60,000,000 shares; issued and outstanding
    31,247,164 and 31,199,663 shares                                                                         64,826        63,978
  Retained earnings                                                                                         120,213        96,352
Total shareholders' equity                                                                                  185,039       160,330
Total liabilities and shareholders' equity                                                                $ 558,823     $ 580,770

 See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                               (UNAUDITED)
                                                                                                              36 WEEKS ENDED
                                                                                                         JANUARY 6,    JANUARY 7,
(AMOUNTS IN THOUSANDS)                                                                                         1996          1995
Operating activities:
  Net earnings                                                                                            $  22,787     $  27,599
  Adjustments to conform the fiscal year end of pooled company:
    Net earnings                                                                                              2,548            --
    Non-cash components                                                                                       1,959            --
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                                                            20,363        18,637
    Provision for doubtful accounts                                                                           3,276         1,536
    Extraordinary loss -- loss on debt extinguishment, non-cash components                                      673            --
    Other, net                                                                                               (2,805)       (1,870)
    Changes in operating assets and liabilities, net of effect of acquisition:
      Receivables                                                                                             5,617       (12,685)
      Inventories                                                                                           (22,867)      (16,141)
      Other current assets                                                                                      729           371
      Accounts payable, accrued expenses and other liabilities                                               19,427        22,850
  Net cash provided by operating activities                                                                  51,707        40,297

Investing activities:
  Acquisition, net of cash acquired                                                                              --       (50,766)
  Purchases of property and equipment                                                                        (9,504)      (17,251)
  Issuance of notes receivable                                                                               (9,038)       (9,681)
  Collections on notes receivable                                                                             9,031         8,311
  Other, net                                                                                                 (3,823)        1,611
  Net cash used for investing activities                                                                    (13,334)      (67,776)

Financing activities:
  Net proceeds of (repayments on) long-term debt                                                            (62,027)       11,632
  Proceeds from issuance of common stock under employee stock incentive plans                                   431            34
  Cash dividends paid on common stock                                                                        (2,009)       (1,514)
  Net cash provided by (used for) financing activities                                                      (63,605)       10,152
Net decrease in cash and cash equivalents                                                                   (25,232)      (17,327)
Cash and cash equivalents at beginning of period                                                             29,381        21,088
Cash and cash equivalents at end of period                                                                $   4,149     $   3,761

 See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

          NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.

The consolidated financial statements of Richfood Holdings, Inc. and subsidiaries (the "Company") presented herein are unaudited (except for the consolidated balance sheet as of April 29, 1995, which has been derived from the audited consolidated balance sheet as of that date and restated for the effect of the Super Rite Corporation ("Super Rite") acquisition accounted for as a pooling of interests, see note 3), and have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. The accounting policies and principles used to prepare these interim consolidated financial statements are consistent in all material respects with those reflected in the consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended April 29, 1995 ("fiscal 1995") and the consolidated financial statements included herein. In the opinion of management, such consolidated financial statements include all adjustments, consisting of normal recurring adjustments and the use of estimates, necessary to summarize fairly the Company's financial position and results of operations. Certain information and note disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto of the Company included in its Annual Report on Form 10-K for fiscal 1995, and the consolidated financial statements and notes thereto of Super Rite included in its Annual Report on Form 10-K for the fiscal year ended March 4, 1995. The results of operations for the thirty-six week period ended January 6, 1996, may not be indicative of the results that may be expected for the fiscal year ending April 27, 1996 ("fiscal 1996").

NOTE 2.

On August 23, 1994, the Company acquired all of the outstanding common stock of Rotelle, Inc. ("Rotelle"), a wholesale frozen food distributor headquartered in West Point, Pennsylvania. The purchase price of the Rotelle acquisition was $50.7 million. The Company accounted for the acquisition under the purchase method of accounting. Accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statements of Earnings since the date of the acquisition. On April 3, 1995, the Company acquired certain assets and assumed certain contracts of the wholesale grocery division of Camellia Food Stores, Inc. ("Camellia"), a wholesale and retail food distributor headquartered in Norfolk, Virginia. As a result of that acquisition, the Company serves as a wholesale supplier to Camellia's 46 retail stores and most of the 120 independent retail stores previously served by Camellia's wholesale division. The purchase price of the Camellia acquisition was approximately $7.1 million. See note 2 to the consolidated financial statements included herein and in the Company's Annual Report on Form 10-K for fiscal 1995.

NOTE 3.

Effective October 15, 1995 (the "Effective Time"), SR Acquisition, Inc., a wholly-owned subsidiary of Richfood Holdings, Inc. ("Richfood"), was merged (the "Merger") with and into Super Rite pursuant to an Agreement and Plan of Reorganization, dated as of June 26, 1995, and amended as of October 13, 1995 and February 6, 1996 (the "Agreement"), and a related Plan of Merger. As a result, at the Effective Time, Super Rite became a wholly-owned subsidiary of Richfood and each outstanding share of common stock, no par value, $.01 stated value per share, of Super Rite was converted into the right to receive 1.0205 shares of common stock, no par value, of Richfood. Under the terms of the Agreement, Richfood issued 9,770,188 shares of Richfood common stock to the shareholders of Super Rite, and all outstanding options to acquire shares of Super Rite common stock were converted into options to acquire approximately 230,000 shares of Richfood common stock. The acquisition has been accounted for as a pooling of interests and, accordingly, the consolidated financial statements for periods prior to the combination have been restated to include the accounts of Super Rite. The fiscal 1995 year-to-date consolidated financial statements presented, which present thirty-six weeks, include thirty-nine weeks of Super Rite's financial information. Richfood has conformed certain of Super Rite's accounting practices and methods to its own in conjunction with the restatement of the prior historical consolidated financial statements in accordance with the pooling of interests method.

Super Rite previously used the fiscal year ending on the Saturday closest to February 29th or March 1st for financial reporting purposes. In order to conform to Richfood's fiscal year, Super Rite's net earnings of $2.5 million on sales of $228.1 million for the eight week period from March 4, 1995, to April 29, 1995, have been reflected as a direct adjustment to retained earnings.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

Sales and net earnings of the separate companies, and their respective subsidiaries, for the twenty-four week period preceding the Effective Time and the comparable prior year period, and for the thirty-six week period ended January 7, 1995, are as follows:

                                                                                                (UNAUDITED)
                                                                                                                      JANUARY 7,
                                                                            OCTOBER 14, 1995    OCTOBER 15, 1994            1995
                                                                                  (24 WEEKS)          (24 WEEKS)      (36 WEEKS)
(AMOUNTS IN THOUSANDS)
Sales:
  Richfood Holdings, Inc.                                                   $        782,932    $        641,084    $  1,021,542
  Super Rite Corporation                                                             703,244             691,833(a)    1,068,603(b)
  Adjustments to conform certain of Super Rite's accounting practices
    and methods                                                                       (1,666)               (709)         (1,064)
  Combined                                                                  $      1,484,510    $      1,332,208    $  2,089,081
Net earnings:
  Richfood Holdings, Inc.                                                   $         12,903    $         10,172    $     16,603
  Super Rite Corporation                                                               6,054               5,921(a)        9,191(b)
  Adjustments to conform certain of Super Rite's accounting practices
    and methods                                                                        1,070               1,320           1,805
  Combined                                                                  $         20,027    $         17,413    $     27,599

(a) Reflects operating results of Super Rite Corporation and subsidiaries for the twenty-six week period from February 27, 1994, to August 27, 1994.

(b) Reflects operating results of Super Rite Corporation and subsidiaries for the thirty-nine week period from February 27, 1994, to November 26, 1994.

Adjustments to conform certain of Super Rite's accounting practices and methods to those of Richfood primarily relate to the accounting for inventories, store pre-opening and closing expenses, insurance and certain other operating expenses.

NOTE 4.

The extraordinary loss, net of tax, of $1.0 million for the thirty-six week period ended January 6, 1996, primarily related to the repurchase, at market prices above par, of approximately $9.7 million principal amount of Super Rite Notes and is comprised of (i) the amount paid in excess of their par value, and
(ii) the write-off of related deferred financing costs. The Company expects to continue to repurchase Super Rite Notes, from time to time, when market prices therefor are economically beneficial in relation to the Company's cost of funds. In addition, the Company expects to call the Super Rite Notes for redemption on April 1, 1997, the first permitted redemption date, at their redemption price of 105.31% of par.

NOTE 5.

The Company is party to legal actions that are incidental to its business. While the outcome of such legal actions cannot be predicted with certainty, the Company believes that the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or operations.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Richfood Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Richfood Holdings, Inc. and subsidiaries as of April 29, 1995 and April 30, 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended April 29, 1995. The consolidated financial statements give effect to the merger on October 15, 1995 of a wholly-owned subsidiary of Richfood Holdings, Inc. with and into Super Rite Corporation, which has been accounted for using the pooling of interests method as described in note 2 to the consolidated financial statements. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of Super Rite Corporation, which consolidated financial statements reflect total assets constituting approximately 48% and 52% of the related consolidated financial statement totals at April 29, 1995 and April 30, 1994, respectively, and reflect net sales constituting approximately 49%, 49% and 54% of the related consolidated financial statement totals for fiscal 1995, 1994 and 1993, respectively. The consolidated financial statements of Super Rite Corporation were audited by other auditors, whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Super Rite Corporation, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richfood Holdings, Inc. and subsidiaries as of April 29, 1995 and April 30, 1994, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended April 29, 1995, in conformity with generally accepted accounting principles.

                                      KPMG PEAT MARWICK LLP

Richmond, Virginia
March 15, 1996

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Super Rite Corporation
Harrisburg, Pennsylvania

We have audited the consolidated balance sheets of Super Rite Corporation and subsidiaries as of March 4, 1995 and February 26, 1994 and the related consolidated statements of income, cash flows and shareholders' equity for the fifty-three week period ended March 4, 1995 and for each of the fifty-two week periods in the two-year period ended February 26, 1994 (not presented herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Super Rite Corporation and subsidiaries as of March 4, 1995 and February 26, 1994, and the consolidated results of their operations and their cash flows for the fifty-three week period ended March 4, 1995 and for each of fifty-two week periods in the two-year period ended February 26, 1994 in conformity with generally accepted accounting principles.

                                      COOPERS & LYBRAND L.L.P.

Harrisburg, Pennsylvania
April 21, 1995, except for
the sixth paragraph of
Note 6 which is dated as
of May 5, 1995

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                    FISCAL YEAR ENDED
(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE          APRIL 29,     PERCENT      APRIL 30,     PERCENT         MAY 1,     PERCENT
  DATA)                                                      1995    OF SALES           1994    OF SALES           1993    OF SALES
Sales (notes 2 and 12)                                $ 2,992,735      100.00%   $ 2,545,676      100.00%   $ 2,357,706      100.00%
Costs and expenses, net:
  Cost of goods sold                                    2,695,020       90.05      2,295,235       90.16      2,120,762       89.95
  Operating and administrative expenses                   216,099        7.22        186,912        7.34        191,058        8.10
  Loss on disposal of assets (note 7)                          --          --         13,148        0.52          9,188        0.39
  Interest expense                                         18,312        0.61         17,534        0.69         17,619        0.75
  Interest income                                          (3,339)      (0.11)        (3,178)      (0.13)        (3,686)      (0.15)
Earnings before income taxes and extraordinary loss        66,643        2.23         36,025        1.42         22,765        0.96
Income taxes (note 8)                                      27,425        0.92         14,654        0.58          8,454        0.36
Earnings before extraordinary loss (note 2)                39,218        1.31         21,371        0.84         14,311        0.60
Extraordinary loss, net of tax (note 7)                        --          --             --          --          5,042        0.21
Net earnings (note 2)                                      39,218        1.31%        21,371        0.84%         9,269        0.39%
Preferred stock dividends of pooled company                    --                         --                      8,838
Net earnings applicable to common stock               $    39,218                $    21,371                $       431
Earnings per share applicable to common stock:
  Earnings before extraordinary loss                  $      1.26                $      0.70                $      0.18
  Extraordinary loss, net of tax                               --                         --                       0.17
  Net earnings                                        $      1.26                $      0.70                $      0.01
Cash dividends declared per common share              $      0.10                $      0.08                $      0.07
Weighted average common shares outstanding             31,140,926                 30,514,503                 30,192,221

          See accompanying Notes to Consolidated Financial Statements.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                                            APRIL       APRIL
                                                                                                              29,         30,
(DOLLAR AMOUNTS IN THOUSANDS)                                                                                1995        1994
Assets
Current assets:
  Cash and cash equivalents (note 1(c))                                                                  $ 29,381    $ 21,088
  Receivables, less allowance for doubtful accounts of $3,667 and $2,075 (note 4)                         107,651      84,418
  Inventories (note 3)                                                                                    147,005     139,742
  Other current assets (note 8)                                                                            20,302      19,312
Total current assets                                                                                      304,339     264,560
Notes receivable, less allowance for doubtful accounts of $1,077 and $1,443 (note 4)                       26,988      27,312
Property and equipment, net (note 5)                                                                      130,261      81,018
Goodwill, net (note 1(f))                                                                                  79,732      75,281
Other assets (notes 1(f) and 11)                                                                           39,450      39,733
Total assets                                                                                             $580,770    $487,904

Liabilities and Shareholders' Equity
Current liabilities:
  Current installments of long-term debt and capital lease obligations (notes 5 and 6)                   $ 11,618    $  7,104
  Accounts payable                                                                                        162,189     129,988
  Accrued expenses and other current liabilities                                                           57,752      42,542
Total current liabilities                                                                                 231,559     179,634
Long-term debt and capital lease obligations (notes 5 and 6)                                              166,913     174,472
Deferred credits and other (notes 8 and 11)                                                                21,968      11,930
Shareholders' equity (notes 9 and 10):
  Preferred stock, without par value; authorized 5,000,000 shares; none issued or outstanding                  --          --
  Common stock, without par value; authorized 60,000,000 shares; issued and outstanding
    31,199,663 and 31,067,034 shares                                                                       63,978      62,593
  Retained earnings                                                                                        96,352      59,275
Total shareholders' equity                                                                                160,330     121,868
Commitments and contingent liabilities (notes 5, 6, 11 and 13)
Total liabilities and shareholders' equity                                                               $580,770    $487,904

          See accompanying Notes to Consolidated Financial Statements.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                     COMMON STOCK         RETAINED
(DOLLAR AMOUNTS IN THOUSANDS)                                                        SHARES    DOLLARS    EARNINGS       TOTAL
Balance at May 2, 1992                                                           29,996,202    $53,311    $ 40,655    $ 93,966
  Net earnings                                                                           --         --       9,269       9,269
  Issuance of common stock under employee stock incentive plans                     377,946      1,915          --       1,915
  Tax benefit from stock issued                                                          --        560          --         560
  Dividends declared on preferred stock of pooled company                                --         --      (8,838)     (8,838)
  Cash dividends declared on common stock                                                --         --      (1,477)     (1,477)

Balance at May 1, 1993                                                           30,374,148     55,786      39,609      95,395
  Net earnings                                                                           --         --      21,371      21,371
  Issuance of common stock under employee stock incentive plans                     364,775      2,321          --       2,321
  Tax benefit from stock issued                                                          --      1,039          --       1,039
  Shares canceled/surrendered                                                       (43,145)      (646)         --        (646)
  Exercises of contingent stock options of pooled company                           371,256      4,093          --       4,093
  Cash dividends declared on common stock                                                --         --      (1,705)     (1,705)

Balance at April 30, 1994                                                        31,067,034     62,593      59,275     121,868
  Net earnings                                                                           --         --      39,218      39,218
  Issuance of common stock under employee stock incentive plans                     150,668      1,305          --       1,305
  Tax benefit from stock issued                                                          --        378          --         378
  Shares canceled/surrendered                                                       (18,039)      (298)         --        (298)
  Cash dividends declared on common stock                                                --         --      (2,141)     (2,141)

Balance at April 29, 1995                                                        31,199,663    $63,978    $ 96,352    $160,330

          See accompanying Notes to Consolidated Financial Statements.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   FISCAL YEAR ENDED
                                                                                              APRIL       APRIL
                                                                                                29,         30,        MAY 1,
(AMOUNTS IN THOUSANDS)                                                                         1995        1994          1993
Operating activities:
Net earnings                                                                               $ 39,218    $ 21,371     $   9,269
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                                              23,903      22,390        20,528
  Provision for doubtful accounts                                                             4,490       2,938         6,555
  Deferred income taxes                                                                       1,821      (4,762)       (5,425)
  Extraordinary loss -- loss on debt extinguishment, non-cash component (note 7)                 --          --         8,127
  Provision for loss on disposal of assets (note 7)                                              --      13,148         9,188
  Other, net                                                                                    382       1,916           147
  Changes in operating assets and liabilities, net of effects of acquisitions:
    Receivables                                                                              (4,838)     (4,309)       (9,107)
    Inventories                                                                              13,337       6,508         3,107
    Other current assets                                                                      1,516       1,284        (7,775)
    Accounts payable, accrued expenses and other liabilities                                 20,578       2,515        15,712
Net cash provided by operating activities                                                   100,407      62,999        50,326

Investing activities:
  Acquisitions, net of cash acquired (note 2)                                               (56,977)         --       (52,045)
  Purchases of property and equipment                                                       (19,976)    (20,736)      (17,474)
  Proceeds from sale of property and equipment                                                4,230          --            --
  Issuance of notes receivable                                                              (15,902)    (16,823)      (35,782)
  Collections on notes receivable                                                            12,425      16,830        25,751
  Other, net                                                                                 (1,493)        329        (1,418)
  Net cash used for investing activities                                                    (77,693)    (20,400)      (80,968)

Financing activities:
  Net proceeds from (repayment of) revolving credit facilities                                   --     (11,772)        1,483
  Proceeds from long-term debt                                                                   --      45,000       181,350
  Principal payments on long-term debt and capital lease obligations                        (12,481)    (59,755)     (117,796)
  Redemption of junior preferred stock of pooled company (note 10)                               --          --       (14,950)
  Redemption of exchangeable preferred stock of pooled company (note 10)                         --          --       (15,029)
  Proceeds from issuance of common stock under employee stock incentive plans                    93         291           456
  Cash dividends paid on common stock                                                        (2,033)     (1,648)       (1,367)
  Net cash provided by (used for) financing activities                                      (14,421)    (27,884)       34,147
Net increase in cash and cash equivalents                                                     8,293      14,715         3,505
Cash and cash equivalents at beginning of fiscal year                                        21,088       6,373         2,868
Cash and cash equivalents at end of fiscal year                                            $ 29,381    $ 21,088     $   6,373

          See accompanying Notes to Consolidated Financial Statements.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION AND PRESENTATION

The Consolidated Financial Statements of Richfood Holdings, Inc. and subsidiaries (the "Company") as of and for the fiscal years ended April 29, 1995 (fiscal 1995), April 30, 1994 (fiscal 1994) and May 1, 1993 (fiscal 1993)
include the accounts of Richfood Holdings, Inc. and all subsidiaries after the elimination of significant intercompany transactions and balances. See note 2 for information on the restatement of the Consolidated Financial Statements for the fiscal 1996 business combination that was accounted for as a pooling of interests.

(B) FISCAL YEAR

The Company reports on a 52-53 week fiscal year ending the Saturday nearest April 30.

(C) CASH AND CASH EQUIVALENTS

Cash equivalents of $25,156 and $16,376 at April 29, 1995 and April 30, 1994, respectively, consist of money market funds, repurchase agreements and certificates of deposit. For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents at April 29, 1995 and April 20, 1994 include $752 and $1,481, respectively, of certificates of deposit that are pledged under agreements related to certain insurance contracts of the Company's captive insurance subsidiary.

(D) INVENTORIES

The Company values inventories at the lower of cost or market with the cost of the majority of inventories determined using the last-in, first-out (LIFO) method. Cost for the remaining inventories is determined using the first-in, first-out (FIFO) method.

(E) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost or, in the case of assets under capital leases, at the lesser of the fair value of the leased property or the present value of minimum lease payments at the inception of the lease, less accumulated depreciation and amortization.

Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Assets under capital leases are amortized over the lesser of their useful lives or the terms of the respective leases using the straight-line method. In general, the estimated useful lives for computing depreciation and amortization are: 20 to 45 years for buildings; 3 to 15 years for vehicles, fixtures and equipment; and 2 to 9 years for assets under capital leases.

(F) GOODWILL AND OTHER ASSETS

The excess of cost over the fair value of net assets of businesses acquired (goodwill) is being amortized on a straight-line basis generally over 40 years. The Company's policy is to record an impairment loss against the unamortized goodwill in the period when it is determined that the carrying amount of the asset may not be recoverable. An evaluation is made quarterly and is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset.

Other assets primarily consist of supply agreements, the prepaid pension asset (note 11) and lease acquisition costs. The supply agreements generally provide that the Company will be the principal supplier for the customers and generally include minimum purchase requirements by product category. Supply agreements are recorded at their acquisition cost and are being amortized on a straight-line basis over the terms of the respective supply agreements. Supply agreements included in other assets were $22,942 (net of $14,100 accumulated amortization) and $24,093 (net of $8,272 accumulated amortization) at April 29, 1995 and April 30, 1994, respectively. An evaluation of the recorded value for supply agreements is made periodically and is based on

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES such factors as the relationship with the applicable customer and expectations as to future revenues under the applicable contract. Lease acquisition costs incurred, principally for the purchase of existing store locations, are being amortized on a straight-line basis over the terms of the respective leases. Other assets also include noncompetition agreements which are being amortized on a straight-line basis over the terms of the respective agreements.

(G) STORE PRE-OPENING COSTS

Costs associated with the Company opening its new stores are charged to expense as incurred.

(H) INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement and tax bases of existing asset and liabilities. Deferred tax assets and liabilities are measured using income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

(I) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable and long-term debt reported in the Consolidated Balance Sheets. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and certain notes receivable approximate fair value at April 29, 1995 and April 30, 1994 because of the short-term nature of these financial instruments. The carrying amount of certain notes receivable and long-term debt, which are subject to variable interest rates, approximate fair value at April 29, 1995 and April 30, 1994 due to variable interest rates related to these financial instruments. The fair value of long-term debt with fixed interest rates approximates the carrying value at April 29, 1995 and April 30, 1994 and is calculated by discounting scheduled cash flows through maturity using estimated rates currently offered for long-term debt with similar terms and average maturities. Financial instruments also include an interest rate swap agreement (see note 6) which approximates fair value at April 29, 1995 and April 30, 1994.

(J) EARNINGS PER COMMON SHARE

Earnings per common share amounts are computed based on net earnings, reduced for preferred dividends, divided by the weighted average number of common shares outstanding during the respective years presented. Stock options are not considered as common stock equivalents in the earnings per share calculations because they have no material dilutive effect.

(2) MERGER AND ACQUISITIONS

On October 15, 1995, Super Rite Corporation ("Super Rite") became a wholly-owned subsidiary of Richfood Holdings, Inc. ("Richfood") and each outstanding share of common stock of Super Rite was converted into the right to acquire 1.0205 shares of common stock of Richfood. Under the terms of the merger, Richfood issued 9,770,188 shares of common stock to the shareholders of Super Rite and outstanding options to acquire shares of Super Rite common stock were converted into options to acquire approximately 230,000 shares of Richfood common stock.

The merger has been accounted for using the pooling of interests method and, accordingly, the Consolidated Financial Statements for periods prior to October 15, 1995 have been restated to include the accounts of Super Rite. Super Rite previously used the fiscal year ending on the Saturday closest to February 29th or March 1st for its financial reporting purposes. Super Rite's consolidated balance sheets at its fiscal year-ends of March 4, 1995 and February 26, 1994 have been combined with those of Richfood for its fiscal year-ends of April 29, 1995 and April 30, 1994, respectively. Super Rite's results of operations for its fifty-three week fiscal 1995, fifty-two week fiscal 1994 and fifty-two week fiscal 1993 periods have been combined with those of Richfood for its fifty-two week fiscal 1995, 1994 and 1993 periods, respectively. Richfood has conformed certain of Super Rite's accounting methods to the Company's in conjunction with the restatements of the prior years' historical consolidated financial statements, in accordance with the pooling of interests method. Adjustments to conform certain of Super Rite's accounting practices and methods to those of the Company primarily relate to the accounting for inventories, store pre-opening and closing expenses, insurance and certain other operating expenses. The cumulative effect of conforming accounting practices and methods on periods prior to fiscal 1993 was a $7,427 decrease in retained earnings at May 2, 1992.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

Super Rite is a full service wholesale food distributor, headquartered in Harrisburg, Pennsylvania, and supplies more than 240 retail supermarkets in the Mid-Atlantic region. At April 29, 1995, Super Rite operated a retail grocery division, consisting of ten superstores in the Baltimore, Maryland and Dover, Delaware markets operating under the METRO tradename, and five supermarkets in metropolitan Baltimore, Maryland operating under the BASICS tradename.

Sales and earnings information of the separate companies, and their respective subsidiaries, for fiscal 1995, fiscal 1994 and fiscal 1993 are as follows:

                                                                                                 FISCAL YEAR ENDED
                                                                                        APRIL 29,     APRIL 30,        MAY 1,
                                                                                             1995          1994          1993
Sales:
  Richfood Holdings, Inc.                                                              $1,520,450    $1,287,402    $1,091,438
  Super Rite Corporation                                                                1,473,822     1,259,234     1,267,106
  Adjustments to conform certain of Super Rite Corporation's accounting practices
    and methods                                                                            (1,537)         (960)         (838)
  Combined                                                                             $2,992,735    $2,545,676    $2,357,706
Earnings (loss) before extraordinary loss:
  Richfood Holdings, Inc.                                                              $   25,401    $   17,175    $   15,843
  Super Rite Corporation                                                                   12,951         5,053          (158)
  Adjustments to conform certain of Super Rite Corporation's accounting practices
    and methods                                                                               866          (857)       (1,374)
  Combined                                                                             $   39,218    $   21,371    $   14,311
Net earnings (loss):
  Richfood Holdings, Inc.                                                              $   25,401    $   17,175    $   15,843
  Super Rite Corporation                                                                   12,951         5,053        (5,200)
  Adjustments to conform certain of Super Rite Corporation's accounting practices
    and methods                                                                               866          (857)       (1,374)
  Combined                                                                             $   39,218    $   21,371    $    9,269

On August 23, 1994, the Company acquired all of the outstanding common stock of Rotelle, Inc. ("Rotelle"), a wholesale frozen food distributor headquartered in West Point, Pennsylvania. The purchase price of the acquisition was $50,700 and was funded by borrowings under a new $35,000 revolving credit facility, together with internally generated funds and borrowings under an existing revolving credit facility (note 6).

The Company accounted for the Rotelle acquisition under the purchase method and, accordingly, the results of operations of the acquired business have been included in the Company's Consolidated Statements of Earnings since the date of acquisition.

The following unaudited pro forma financial information presents the results of operations of the Company as if the acquisition had occurred as of the beginning of fiscal 1994:

                                                                          FISCAL YEAR ENDED
                                                                        APRIL 29,     APRIL 30,
                                                                             1995          1994
Sales                                                                  $3,085,360    $2,883,509
Net earnings                                                               40,016        21,752
Net earnings per common share                                          $     1.28    $     0.71

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

Fair value of assets acquired and liabilities assumed in the purchase of Rotelle are as follows:

                                  FAIR VALUE AS OF
                                        AUGUST 23,
                                              1994

Current assets                        $     36,049
Noncurrent assets                           55,957
  Total assets                              92,006

Current liabilities                         25,040
Noncurrent liabilities                      16,266
  Total liabilities                         41,306
Net cash paid                         $     50,700

On April 3, 1995 the Company acquired certain assets and assumed certain contracts of Camellia Food Stores, Inc. ("Camellia"), a wholesale and retail grocery distributor headquartered in Norfolk, Virginia. In connection with the transaction, the Company acquired Camellia's wholesale inventory, customer notes and fluid dairy operation and assumed the lease for Camellia's truck fleet. Additionally, in connection with this acquisition, the Company entered into five-year supply agreements with Camellia and certain other independent retail customers. The purchase price of the acquisition was approximately $7,100.

On January 22, 1993, the Company acquired certain assets and assumed certain contracts of the Civilian Wholesale Division of B. Green & Company, Inc., a wholesale and retail grocery distributor headquartered in Baltimore, Maryland. In connection with the transaction, the Company acquired substantially all of the inventory, customer supply agreements and certain customer notes and accounts receivable of B. Green & Company, Inc.'s Civilian Wholesale Division. The purchase price of the acquisition was $52,045.

(3) INVENTORIES

At April 29, 1995 and April 30, 1994, approximately 84% and 94%, respectively, of total inventories were valued using the LIFO method. Costs for the remaining inventories were determined using the FIFO method. If all inventories were valued at the lower of FIFO cost or market, inventories would have been higher by approximately $6,647 at April 29, 1995 and $5,016 at April 30, 1994, and net earnings would have been higher by approximately $935 for fiscal 1995, $209 for fiscal 1994 and $1,071 for fiscal 1993. The FIFO value of inventories approximates their replacement cost.

(4) NOTES RECEIVABLE

The Company's notes receivable are due principally from customers and relate primarily to financing for store acquisitions and improvements. The related operating profit generated from these financing activities is not significant. The majority of such notes bear interest at the prime rate plus 2% (11% at April 29, 1995) and have remaining terms ranging from 1 to 7 years. Collateral securing such notes varies, but may include inventory, equipment, fixtures, accounts receivable, contract rights, personal assets and pledges of Company stock. Receivables shown in current assets include $8,141 and $6,105 at April 29, 1995 and April 30, 1994, respectively, related to current maturities of these notes receivable.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

(5) PROPERTY AND EQUIPMENT AND LEASES

Property and equipment are summarized as follows:

                                                                                           AS OF
                                                                                       APRIL       APRIL
                                                                                         29,         30,
                                                                                        1995        1994
Land                                                                                $  5,471    $  1,271
Buildings                                                                             62,469      39,027
Fixtures and equipment                                                               108,521      80,402
Leasehold improvements                                                                26,834      21,292
Trucks and autos                                                                       6,473       6,243
Assets under capital leases:
  Truck fleet                                                                          5,502       5,598
  Buildings                                                                              662       2,384
  Other (computer and office equipment)                                                2,288       4,258
      Total property and equipment                                                   218,220     160,475
Less accumulated depreciation and amortization                                        87,959      79,457
      Property and equipment, net                                                   $130,261    $ 81,018

Capital lease obligations have imputed interest rates that are principally at 6.5% and are due in varying monthly amounts through fiscal 2002. Capital lease payments generally include executory costs which cover taxes, maintenance, insurance and other related expenses.

Capital lease assets and obligations incurred and satisfied are as follows:

                                                                                     FISCAL YEAR ENDED
                                                                              APRIL 29,    APRIL 30,    MAY 1,
                                                                                   1995         1994      1993
Capital lease assets and obligations incurred                                  $    29      $    53     $4,391
Capital lease obligations satisfied                                            $ 3,668      $ 3,382     $2,055

Future minimum lease payments under capital leases at April 29, 1995 are as follows:

                                                                                                      LEASE
                                         FISCAL YEAR                                            OBLIGATIONS
1996                                                                                               $  2,429
1997                                                                                                  1,365
1998                                                                                                    370
1999                                                                                                     59
2000                                                                                                     59
Later years                                                                                              67
      Total future minimum lease payments                                                             4,349
Less:
  Executory costs                                                                                     1,145
  Imputed interest                                                                                      267
    Obligations under capital leases, including current installments of $1,707                     $  2,937

The Company leases certain warehouse, office and storage facilities, equipment and retail stores under noncancelable operating leases that expire within 20 years from April 29, 1995. The leases, which expire at various times through 2015, have renewal options from 10 to 25 years and are accounted for as operating leases. The majority of the leases are renewable and provide for the payment of taxes, insurance, maintenance and contingent rentals based on sales volume (for retail store leases) by the Company. The Company subleases certain warehouse space and certain retail stores to third parties.

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

The Company's Harrisburg, Pennsylvania distribution center, refrigerated warehouse space and certain retail locations are leased from various partnerships, the partners of which are related parties of Super Rite. The annual rent expense was $5,475, $5,067 and $4,558 in fiscal 1995, fiscal 1994 and fiscal 1993, respectively. The leases, which expire at various dates through 2015, have renewal options from 10 to 25 years and are accounted for as operating leases. Future minimum lease rentals to be paid under these leases are $4,904 for fiscal 1996, $4,918 for fiscal 1997, $4,948 for fiscal 1998, $4,987 for fiscal 1999, $5,014 for fiscal 2000 and $89,366 for all subsequent fiscal years.

As of April 29, 1995, minimum rentals to be paid and minimum sublease rentals to be received on noncancelable operating leases with remaining terms greater than one year are as follows:

                                                                             MINIMUM        MINIMUM
                                                                               LEASE       SUBLEASE
                                                                          RENTALS TO     RENTALS TO         NET
                                                            FISCAL YEAR      BE PAID    BE RECEIVED     RENTALS
1996                                                                       $  24,815    $     7,043    $ 17,772
1997                                                                          23,588          6,105      17,483
1998                                                                          22,223          5,911      16,312
1999                                                                          20,971          5,566      15,405
2000                                                                          18,334          5,193      13,141
Later years                                                                  175,868         39,573     136,295
      Total                                                                $ 285,799    $    69,391    $216,408

Total annual rental expense under noncancelable operating leases with terms greater than one year are as follows:

                                                                                   FISCAL YEAR ENDED
                                                                           APRIL 29,    APRIL 30,      MAY 1,
                                                                                1995         1994        1993
Minimum rentals                                                            $  26,993    $  25,021    $ 24,804
Less sublease income                                                          (8,280)      (7,515)     (7,319)
Rental expense                                                             $  18,713    $  17,506    $ 17,485

In connection with various guarantees of certain customer store leases, the Company is contingently liable, in the event of customer nonperformance, for future lease payments aggregating approximately $1,026 at April 29, 1995. The related leases expire at varying dates over the next 7 years.

(6) LONG-TERM DEBT

Long-term debt, including capital lease obligations, consists of the following:

                                                                                                    AS OF
                                                                                                APRIL       APRIL
                                                                                                  29,         30,
                                                                                                 1995        1994
Senior Subordinated Notes, unsecured, interest rate of 10 5/8%, due April 1, 2002            $ 75,000    $ 75,000
Senior Notes, interest rate of 6.15%, unsecured, due July 1996 to July 2000                    45,000      45,000
Term Loan Facility, secured, interest rate of 9.48%, due February 28, 1999                     25,000      30,000
Revolving Credit Facilities, secured, interest rate of 8.88% and 6.08%,
  due March 20, 1997                                                                           25,000      25,000
Other long-term debt, including obligations under capital leases (note 5)                       8,531       6,576
Total long-term debt and capital lease obligations                                            178,531     181,576
Less current installments                                                                      11,618       7,104
Long-term debt and capital lease obligations, net of current installments                    $166,913    $174,472

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

On July 16, 1993, the Company issued $45,000 aggregate principal amount of 6.15% Senior Notes, due over a term of seven years. The Senior Notes require semiannual interest payments and, commencing on July 1, 1996, five annual sinking fund payments consisting of principal of $9,000 plus accrued interest through July 2000. The Senior Notes also include an optional redemption provision whereby the Company may elect to redeem all, or any portion, of the debt prior to maturity subject to certain make-whole provisions.

On April 14, 1992, Super Rite issued $75,000 aggregate principal amount of
10 5/8% Senior Subordinated Notes, due 2002. The Senior Subordinated Notes require semiannual interest payments on April 1 and October 1 in each year to holders of record at the close of business on March 15th or September 15th preceding the interest payment date. The Senior Subordinated Notes include an optional redemption provision whereby Super Rite may elect to redeem all, or any portion, of the notes at a declining redemption price (initially 105.31% of par) at any time from and after April 1, 1997.

On March 20, 1992, Super Rite entered into the 1992 Credit Agreement (the "Credit Agreement") with banks which provides for a $40,000 term loan facility (the "Term Loan Facility") and two revolving credit facilities (the "Revolving Credit Facilities") available for an aggregate amount of up to $60,000. On March 23, 1992, Super Rite borrowed the entire $40,000 available under the Term Loan Facility and used those borrowings, and borrowings under the Revolving Credit Facilities, to repay all amounts outstanding under the 1989 Credit Agreement (see note 7). All assets of Super Rite were pledged as collateral for the loans. The Revolving Credit Facilities mature in March 1997. Repayment of the Term Loan Facility under the Credit Agreement consists of a $6,000 payment plus accrued interest in fiscal 1996, fiscal 1997 and fiscal 1998 and a $7,000 payment or the unpaid balance, plus accrued interest in fiscal 1999. There was a $2,472 mandatory prepayment requirement for fiscal 1995. Interest on the outstanding balances of the Credit Agreement are payable monthly in arrears at either of the following rates, as selected by Super Rite: (a) the bank's "Base Rate" plus a margin of 0.75% per annum or (b) the 30, 60, or 90 day "LIBOR Rate" plus a margin of 2.5% per annum. As required by the Credit Agreement, Super Rite entered into an interest Swap Agreement with the bank on August 24, 1992 to reduce the potential impact of increases in interest rates (the "Swap Agreement"). The Swap Agreement substituted the floating interest rate on $25,000 of the Term Loan Facility for a fixed rate effective October 1, 1992. Under the Swap Agreement, Super Rite pays the bank a fixed interest rate of 9.475%, and the bank will pay the variable rate interest due under the Term Loan Facility. The Swap Agreement will mature on October 2, 1995. At March 4, 1995, Super Rite was not in compliance with certain convenants contained in the Credit Agreement; however, Super Rite subsequently obtained a waiver or amendment of these convenants from the bank curing the events of default as of March 4, 1995.

The Company maintains an unsecured $20,000 revolving line of credit, increasing to $40,000 at the option of the Company. The revolving line of credit expires July 31, 1996. Borrowings under the facility bear interest at a floating rate, reset daily, equal to the lesser of (i) the prime rate or (ii) an alternative rate quoted daily by the commercial bank that will not exceed LIBOR plus 0.45%, and includes a 0.25% fee on the average daily unused portion of the facility. There were no borrowings outstanding under the revolving line of credit facility at April 29, 1995 or April 30, 1994.

On August 23, 1994, the Company entered into a $35,000 revolving credit facility with a commercial bank to finance a portion of the purchase price for its acquisition of Rotelle (note 2). Subsequent to the initial funding of the facility, the Company elected to reduce the line of credit commitment from $35,000 to $10,000. The revolving line of credit expires in July 1996 and is secured by all personal property of Rotelle. Borrowings under the facility, other than on an overnight basis, bear interest equal to the lesser of (i) the prime rate or (ii) LIBOR (6.05% at April 29, 1995) plus 0.50%. Borrowings under the facility, made on an overnight basis, bear interest as agreed upon between the commercial bank and the Company. The facility includes a 0.25% fee on the average daily unused portion of the $10,000 commitment. There were no borrowings outstanding under this facility at April 29, 1995.

Future principal repayments on long-term debt, excluding obligations under capital leases, for the five fiscal years subsequent to the fiscal year ended April 29, 1995 are: fiscal 1996 -- $9,911; fiscal 1997 -- $15,923; fiscal
1998 -- $40,607; fiscal 1999 -- $16,153; and fiscal 2000 -- $9,000.

The Company's long-term debt facilities contain covenants that, among other things, limit the incurrence of additional indebtedness; prohibit certain liens on the Company's assets; require the Company to maintain a minimum net worth; limit Richfood, Inc.'s and Super Rite's ability to transfer funds to Richfood Holdings, Inc. in the form of loans, advances or cash dividends and require the Company to meet certain financial ratios as of each quarter end. Under the most restrictive of these covenants, at

                    RICHFOOD HOLDINGS, INC. AND SUBSIDIARIES

April 29, 1995, (i) the Company had approximately $80,420 of retained earnings available for cash dividends. (ii) approximately $38,300 of Richfood, Inc.'s net assets of $98,200 were subject to restrictions on transfer to Richfood Holdings, Inc. and (iii) approximately $41,610 of Super Rite's net assets of $46,812 were subject to restriction on transfer to Richfood Holdings, Inc.

The Company has issued $14,508 in standby letters of credit with financial institutions. These letters of credit are subject to annual renewal and will be replaced with similar letters of credit in the normal course of business.

In connection with guarantees related to certain customer notes payable to third parties, the Company is contingently liable, in the event of customer nonperformance, for principal payments under the notes aggregating approximately $7,917 at April 29, 1995. Collateral held by the third parties varies but may include inventory, equipment, fixtures, accounts receivable, contract rights, real property and pledged stock.

Interest payments made under long-term debt, including interest payments made under capital leases, were $17,076 for fiscal 1995, $16,533 for fiscal 1994 and $17,079 for fiscal 1993.

(7) EXTRAORDINARY LOSS AND LOSS ON DISPOSAL OF ASSETS

On April 14, 1992, Super Rite received net proceeds of $72,800 from the issuance of 10 5/8% Senior Subordinated Notes. A portion of the net proceeds from the issuance of the Senior Subordinated Notes was used to redeem all outstanding
13 1/4% Super Rite Foods, Inc. Senior Subordinated Notes for an aggregate redemption price of $56,169 plus accrued interest. As a result of the redemption, the Company recorded an extraordinary loss, net of income taxes, of $4,436 which related to the premium paid on the repurchase of the notes and unamortized deferred financing costs.

On March 20, 1992, Super Rite entered into the 1992 Credit Agreement and, as a result of the refinancing, the Company recorded an extraordinary loss, net of income taxes, of $606 which related to the unamortized deferred financing costs of its 1989 Credit Agreement.

On February 27, 1993, Super Rite announced plans to sell its remaining seven supermarkets in the Washington, D.C. area in connection with its strategy to concentrate its retail operations in the metropolitan Baltimore, Maryland market. The Company recorded a loss on the sale of these stores of $9,188 in fiscal 1993. During fiscal 1994, two of these stores were closed and a definitive sales agreement was signed for three of the stores on February 26, 1994. During fiscal 1994, the provision for loss on disposal of assets was increased by $6,975, representing primarily the loss on the sale of the stores and estimated operating losses through the date of closing. During fiscal 1995, the remaining stores were sold. The $2,500 and $4,000 operating losses generated by these stores in fiscal 1995 and 1994, respectively, were charged against the provision for loss on disposal of assets and, accordingly, have not been included in the Company's results of operations for fiscal 1995 and fiscal 1994. Sales and operating loss for these stores were $120,209 and $867 for fiscal 1993, respectively.

During fiscal 1994, the Company adopted a formal plan to sell the assets of three retail Pack n Save grocery stores located in Raleigh, North Carolina and the sale was completed in fiscal 1995. As a result, for the fiscal year ended April 30, 1994, the Company recorded a $6,173 provision for loss on disposal of assets in the fourth quarter to write down the assets of the Packn Save stores to their estimated net realizable values. The Company incurred a loss from operations relating to the Packn Save stores of $547, net of tax benefits of $294, for the period from November 27, 1993 through April 30, 1994. Sales for the Packn Save stores were $12,292 for the period from November 27, 1993 through April 30, 1994.

(8) INCOME TAXES

The components of income tax expense (benefit) related to earnings before income taxes are as follows:

                                                                                    FISCAL YEAR ENDED
                                                                     APRIL 29, 1995    APRIL 30, 1994    MAY 1, 1993
Current:
  Federal                                                            $       21,502    $       16,289    $    11,765
  State                                                                       4,102             3,127          2,114
                                                                             25,604            19,416         13,879
Deferred:
  Federal                                                                       876            (4,595)        (4,831)
  State                                                                         945              (167)          (594)
                                                                              1,821            (4,762)        (5,425)
Income taxes                                                         $       27,425    $       14,654    $     8,454
Income tax payments                                                  $       21,160    $       17,148    $    14,719

Income tax expense differs from the amounts resulting from applying the statutory federal income tax rate to earnings before income taxes as follows:

                                                                                    FISCAL YEAR ENDED
                                                                     APRIL 29, 1995    APRIL 30, 1994    MAY 1, 1993
Taxes computed using federal statutory rate                                   35.00%            35.00%         34.00%
State income taxes, net of federal income tax benefit                          4.28              4.55           3.41
Nondeductibility of goodwill amortization expense                              1.11              2.05           3.16
Change in valuation allowance                                                  1.08              1.30          (1.42)
Other, net                                                                    (0.32)            (2.22)         (2.01)
Effective tax rate                                                            41.15%            40.68%         37.14%

Deferred income taxes for fiscal 1995 and fiscal 1994 reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax assets and liabilities at April 29, 1995 and April 30, 1994 are as follows:

                                                                                         FISCAL YEAR ENDED
                                                                                  APRIL 29, 1995    APRIL 30, 1994
Deferred tax assets:
  Allowance for doubtful accounts                                                 $        1,620    $        1,418
  Inventories                                                                              2,105             1,417
  Deferred revenue                                                                         1,890                --
  Accrued expenses                                                                        15,013            14,172
  Accrual for loss on disposal of assets                                                      --             2,161
  Other                                                                                    1,883             1,179
Total deferred tax assets                                                                 22,511            20,347
  Valuation allowance                                                                     (1,418)             (695)
    Total deferred tax assets, net                                                        21,093            19,652
Deferred tax liabilities:
  Property and equipment -- depreciation                                                 (11,499)           (6,573)
  Retirement plan                                                                         (3,304)           (3,038)
  Lease acquisition costs                                                                 (2,054)           (2,332)
  Other                                                                                     (345)             (274)
    Total deferred tax liabilities                                                       (17,202)          (12,217)
Net deferred tax assets                                                                    3,891             7,435
Net current deferred tax assets                                                           17,885            11,638
Net noncurrent deferred tax liabilities                                                  (13,994)           (4,203)
    Net deferred tax assets                                                       $        3,891    $        7,435

The Company has sufficient taxable income in the available carryback periods and future taxable income from reversing taxable temporary differences to realize substantially all of its deferred tax assets at April 29, 1995. Management believes, based on the Company's history of generating earnings and expectations of future earnings, that it is more likely than not that its net deferred tax assets, net of the valuation allowance, will be realized.

(9) STOCK OPTION PLANS

The Company's Omnibus Stock Incentive Plan (the "Omnibus Plan") authorizes the granting of a maximum of 900,000 shares of common stock (subject to adjustment to reflect certain dilutive events), in the form of shares of restricted common stock, incentive stock options and nonqualified stock options with or without stock appreciation rights (SARs), to certain employees. Options to purchase the Company's common stock are granted at a price no less than the fair market value of the stock on the date of grant (if the option is an incentive stock option) or 50% of the fair market value of the stock on the date of grant (if the option is a nonqualified stock option). Options to purchase 534,950 shares remain outstanding under the Omnibus Plan at April 29, 1995.

The Company's Long-Term Incentive Plan (the "Incentive Plan") provided for the granting of a maximum of 1,000,000 shares of common stock (subject to adjustment to reflect certain dilutive events), in the form of shares of restricted common stock, incentive stock options and nonqualified stock options with or without SARs, to certain employees. Options to purchase the Company's common stock were granted at a price no less than the fair market value of the stock on the date of grant (if the option was an incentive stock option) or 85% of the fair market value of the stock on the date of grant (if the option was a nonqualified stock option). As a result of the adoption of the Omnibus Plan, no further grants may be made under the Incentive Plan. Options to purchase 96,750 shares of common stock remain outstanding under the Incentive Plan at April 29, 1995.

Super Rite approved an amendment to its Omnibus Stock Incentive Plan on June 17, 1993 which authorized an increase in nonqualified incentive awards available for grant from 100,000 to 1,000,000 shares of common stock, in the form of shares of restricted common stock, stock options and nonqualified stock options with or without SARs, to certain employees. Options to purchase common stock were granted at a price no less than the fair market value of the stock on the date of grant. Options to purchase 257,767 shares of common stock remained outstanding under the Super Rite Omnibus Plan at April 29, 1995.

The Company's Non-Employee Directors Stock Option Plan (the "Directors' Stock Plan") authorizes the granting of a maximum of 75,000 shares of common stock (subject to adjustment to reflect certain dilutive events), in the form of nonqualified stock options. The Directors' Stock Plan provides for each eligible director to receive, on September 1 of each year, an option to purchase 1,000 shares of common stock. Options to purchase the Company's common stock are granted at the fair market value of the stock on the date of grant. Options to purchase 10,000 shares of common stock remain outstanding under the Directors' Stock Plan at April 29, 1995.

The number of shares (in thousands) subject to outstanding stock options (adjusted for the effects of the Super Rite merger) is as follows:

                                                                                               OPTIONS
                                                                                       SHARES      PRICE RANGE
Outstanding at May 2, 1992                                                               766      $ 2.63- 6.56
  Granted                                                                                271        8.56- 9.57
  Exercised                                                                             (248)       2.63- 6.56
  Canceled                                                                                (2)             8.56
Outstanding at May 1, 1993                                                               787        2.63- 9.57
  Granted                                                                                288        8.69-15.50
  Exercised                                                                             (213)       2.63- 8.56
  Canceled                                                                               (30)       3.83-15.50
Outstanding at April 30, 1994                                                            832        3.83-15.50
  Granted                                                                                202       14.75-15.88
  Exercised                                                                             (114)       3.83-15.50
  Canceled                                                                               (20)       3.83-15.50
Outstanding at April 29, 1995                                                            900      $ 3.83-15.88
Exercisable at April 29, 1995                                                            329      $ 3.83-15.50

Super Rite maintained a stock compensation agreement whereby certain key executives were granted 288,993 shares of common stock subject to the achievement of certain financial goals. The shares were earned over a five-year period ending in fiscal 1994. In the event that these financial goals were not attained for the fiscal year, the unawarded shares of stock were carried over to the next succeeding fiscal year. Shares earned totaled 115,596 in fiscal 1994. At April 29, 1995, all 288,993 shares have been earned and distributed. Super Rite also maintained an employment agreement whereby an officer has been granted 144,491 shares of common stock as long as such officer remains an employee of the Company. Shares totaling 29,938 were earned in fiscal 1995, fiscal 1994 and fiscal 1993. At April 29, 1995 all shares have been earned. Under the terms of a contingent stock option agreement, Super Rite issued 371,256 option shares in February 1994. Compensation expense charged (credited) to expense was $2,166 and ($614) for fiscal 1994 and fiscal 1993, respectively.

(10) PREFERRED STOCK OF SUPER RITE

Super Rite Senior Cumulative Redeemable Exchangeable Preferred Stock -- On June 15, 1992, Super Rite redeemed all its Exchangeable Preferred Stock for $15,029 which was $4,570 greater than book value. The stock was redeemable at any time at a redemption price equal to $10.00 per share plus accrued but unpaid dividends. The stock accrued cumulative quarterly dividends at an annual rate of 15% of the liquidation preference value of $10.00 per share; however, Super Rite had the option, and the Credit Agreement required, the payment of the dividends in additional shares of Exchangeable Preferred Stock through 1995. During 1993, Super Rite issued 63,101 shares of Exchangeable Preferred Stock as dividends in-kind, which were recorded at $633. The stock increased for the accretion of the redemption premium of $85 in 1993.

Super Rite Junior Cumulative Redeemable Preferred Stock -- On May 14, 1992, Super Rite redeemed all the Junior Preferred Stock for $14,950 which was $3,224 greater than book value. The stock was redeemable at the option of Super Rite at any time. The non-voting stock accrued cumulative annual dividends at 15% of the liquidation preference value of $100 per share, payable quarterly; however, Super Rite had the option, and the Credit Agreement required, the payment of dividends in additional shares of Junior Preferred Stock through 1995. During 1993, Super Rite issued 4,462 shares of Junior Preferred Stock as dividends in-kind, which were recorded at $291. The stock increased for the accretion of the redemption premium of $35 in 1993.

Super Rite Junior Cumulative Redeemable Preferred Stock - On May 14, 1992, Super Rite redeemed all the Junior Preferred Stock for $14,950 which was $3,224 greater than book value. The stock was redeemable at the option of Super Rite at any time. The non-voting stock accrued cumulative annual dividends at 15% of the liquidation preference value of $100 per share, payable quarterly; however, Super Rite had the option, and the Credit Agreement required, the payment of dividends in additional shares of Junior Preferred Stock through 1995. During 1993, Super Rite issued 4,462 shares of Junior Preferred Stock as dividends in-kind, which we recorded at $291. The stock increased for the accretion of the redemption premium of $35 in 1993.

(11) RETIREMENT PLANS

Substantially all of the Company's employees are covered by defined benefit plans. The majority of the Company's employees are covered by noncontributory defined benefit plans sponsored by the Company. In addition, the Company sponsors a noncontributory defined benefit plan for union employees under collective bargaining agreements with its Rotelle subsidiary.

The Richfood Employees' Retirement Plan covers employees who meet certain age and service requirements. Retirement benefits vest after 5 years of service and are based on years of service and average final compensation. The Company's funding policy has been to contribute annually the maximum amount deductible for income tax purposes. No contributions were permitted under this policy in any of the fiscal years presented. Plan assets at April 29, 1995 consist primarily of equity securities, U.S. government and agency obligations, mortgage-backed securities and corporate obligations.

Super Rite Foods has various retirement plans for salaried and certain hourly-paid employees not covered by union pension plans who meet certain age and service requirements. Amounts charged to earnings for these retirement plans totaled $1,074, $985 and $815 in fiscal 1995, fiscal 1994 and fiscal 1993, respectively.

The Rotelle, Inc. Pension Plan covers hourly-paid union employees of Rotelle. Hourly-paid union employees of Rotelle become participants in the Rotelle, Inc. Pension Plan on their date of hire. Retirement benefits vest after 5 years of service and are based on a fixed dollar payment per month and years of credited service. The Company currently contributes to the plan on a monthly basis. Assets held under the plan at April 29, 1995 consist primarily of mutual funds and guaranteed insurance contracts included in a common trust fund of a financial institution.

The funded status of the plans are as follows:

                                                                                                            APRIL 30,
                                                                                APRIL 29, 1995                1994
                                                                        ASSETS EXCEED      ACCUMULATED    ASSETS EXCEED
                                                                          ACCUMULATED         BENEFITS      ACCUMULATED
                                                                             BENEFITS    EXCEED ASSETS         BENEFITS
Actuarial present value of vested benefit obligation                          $21,236          $ 5,081          $19,457
Accumulated benefit obligation                                                $22,398          $ 5,250          $20,570
Fair value of plan assets                                                     $47,708          $ 4,275          $44,843
Projected benefit obligation                                                   34,782            5,290           31,771
Plan assets in excess of (less than) projected benefit obligation              12,926           (1,015)          13,072
Unrecognized net transition asset                                              (5,949)             (37)          (6,830)
Unrecognized prior service cost                                                    --              160               --
Unrecognized net loss                                                           1,525              164            1,568
Minimum liability                                                                  --             (247)              --
Net pension asset (liability)                                                 $ 8,502          $  (975)         $ 7,810

                                                                         ACCUMULATED
                                                                            BENEFITS
                                                                       EXCEED ASSETS
Actuarial present value of vested benefit obligation                          $1,644
Accumulated benefit obligation                                                $1,726
Fair value of plan assets                                                     $1,401
Projected benefit obligation                                                   1,726
Plan assets in excess of (less than) projected benefit obligation               (325)
Unrecognized net transition asset                                                (43)
Unrecognized prior service cost                                                  182
Unrecognized net loss                                                            159
Minimum liability                                                               (298)
Net pension asset (liability)                                                 $ (325)

The following are the components of net retirement income related to the defined benefit plans:

                                                                               FISCAL YEAR ENDED
                                                                       APRIL 29,    APRIL 30,     MAY 1,
                                                                            1995         1994       1993
Service cost -- present value of benefits earned during the year        $ 2,109      $ 1,676     $ 1,459
Interest cost on projected benefit obligation                             2,781        2,203       2,053
Expected return on plan assets, net of amount deferred                   (4,034)      (3,073)     (3,737)
Net amortization and deferral                                            (1,128)      (1,711)       (789)
Net retirement income                                                   $  (272)     $  (905)    $(1,014)

The weighted average discount rate assumed by the Company for all plans ranged from 7% to 8% for all years presented. The Company assumed an expected long-term rate of return of 9% and a projected increase in compensation up to 6% for all plans for years presented.

The Company maintains two nonqualified, unfunded supplemental retirement plans for selected management personnel. Supplemental retirement plans benefits vest after specified years of service requirements are met and are based on years of service and average final compensation. The Company established a trust that maintains life insurance policies to act as a financing source for one of the plans. The cash surrender value of the life insurance policies was $846 at April 29, 1995 and $644 at April 30, 1994. The projected benefit obligation for this plan was $831 at April 29, 1995 and $823 at April 30, 1994, and is included in deferred credits and other on the accompanying Consolidated Balance Sheets. The projected benefit obligation for the second plan was $587, $526 at April 29, 1995 and $354 at April 30, 1994 and is included in deferred credits and other on the accompanying Consolidated Balance Sheets.

The Company maintains defined contribution employee savings and stock ownership plans under section 401(k) of the Internal Revenue Code. These plans are offered to substantially all employees who meet certain age and service requirements and allow for participant pretax contributions and employer matching contributions. The Company contributed $783, $763 and $592 to the plans for fiscal 1995, fiscal 1994 and fiscal 1993, respectively. Super Rite also maintains a Key Employee Profit Sharing Plan for employees who have three or more years of service. Super Rite's contributions to the plan are at its discretion and were approximately $145, $132 and $121 for fiscal 1995, fiscal 1994 and fiscal 1993, respectively.

Certain employees are covered under union-sponsored, collectively bargained, multi-employer pension plans. The Company's contribution to these plans was $348, $397 and $480 in fiscal 1995, fiscal 1994 and fiscal 1993, respectively.

(12) SIGNIFICANT CUSTOMERS

Sales to three customers accounted for 15%, 13% and 10% of the Company's sales in fiscal 1995, 16%, 15% and 10% of sales in fiscal 1994, and 16%, 13% and 11% of sales in fiscal 1993, respectively. The Company maintains supply agreements with these customers which expire in December 1999, December 2001 and July 1996, respectively.

(13) LITIGATION AND RELATED MATTERS

The Company is party to various legal actions that are incidental to its business. While the outcome of legal actions cannot be predicted with certainty, the Company believes that the outcome of any of these proceedings, or all of them combined, will not have a material adverse effect on its consolidated financial position or business.

(14) INDUSTRY SEGMENTS

At April 29, 1995 the Company operated a wholesale grocery division and fifteen retail grocery stores in the Mid-Atlantic region. The Company provides a full range of grocery, dairy, frozen food, produce and meat products to chains and independent retailers throughout the region. Sales by industry segment include sales to unaffiliated customers, as reported in the Consolidated Statements of Earnings, and sales between industry segments, which are accounted for on terms comparable to unaffiliated customers.

Operating profit is sales, less cost of sales, operating and administrative expenses and loss on disposal of assets. Identifiable assets by segment, except for goodwill, are those assets used directly in the operations of that unit.

The following is industry segment information:

                                                                                        FISCAL YEAR ENDED
                                                                            APRIL 29,        APRIL 30,           MAY 1,
                                                                                 1995             1994             1993
Sales:
  Wholesale grocery                                                        $2,857,374       $2,459,840       $2,216,217
  Retail grocery                                                              304,718          260,734          309,205
  Intersegment sales                                                         (169,357)        (174,898)        (167,716)
  Total sales                                                              $2,992,735       $2,545,676       $2,357,706
Operating profit (loss):
  Wholesale grocery                                                        $   78,705       $   64,058       $   47,884
  Retail grocery                                                                2,911          (13,677)(a)      (11,186)(a)
  Total operating profit                                                       81,616           50,381           36,698
  Interest expense                                                            (18,312)         (17,534)         (17,619)
  Interest income                                                               3,339            3,178            3,686
  Earnings before income taxes and extraordinary loss                      $   66,643       $   36,025       $   22,765
Identifiable assets:
  Wholesale grocery                                                        $  505,810       $  415,472       $  408,988
  Retail grocery                                                               74,960           72,432           78,278
  Total identifiable assets                                                $  580,770       $  487,904       $  487,266
Depreciation and amortization:
  Wholesale grocery                                                        $   19,119       $   16,415       $   13,440
  Retail grocery                                                                4,784            5,975            7,088
  Total depreciation and amortization                                      $   23,903       $   22,390       $   20,528
Capital expenditures:
  Wholesale grocery                                                        $    6,276       $    9,295       $    5,894
  Retail grocery                                                               13,700           11,441           11,580
  Total capital expenditures                                               $   19,976       $   20,736       $   17,474

(a) Includes loss on disposal of assets of $13,148 and $9,188 in fiscal 1994 and fiscal 1993, respectively.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses, other than underwriting discounts and commissions, in connection with the offering are as follows:

SEC Registration Fee.....................................................................................   $  36,382
NASD Filing Fee..........................................................................................      11,050
Accounting Fees and Expenses*............................................................................     100,000
Legal Fees and Expenses*.................................................................................     150,000
Blue Sky Fees and Expenses (including counsel fees)*.....................................................      15,000
Printing Expenses*.......................................................................................      30,000
Miscellaneous*...........................................................................................       2,568
Total                                                                                                       $ 345,000

*Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The VSCA permits, and the Company's Articles of Incorporation require, indemnification of the Company's directors and officers in a variety of circumstances, which may include liabilities under the Securities Act. Under sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. The Company's Articles of Incorporation require indemnification of directors and officers with respect to any liability, expenses and other amounts incurred by them by reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. The Company's Articles of Incorporation provide that, to the full extent that the VSCA permits elimination of the liability of directors or officers, no director or officer of the Company shall be liable to the Company or its shareholders for any monetary damages.

ITEM 16. EXHIBITS

 1     Form of Underwriting Agreement*
 2.1   Agreement and Plan of Reorganization, dated June 26, 1995, by and between Richfood Holdings, Inc. and
       Super Rite Corporation (incorporated by reference to the Company's Joint Proxy Statement/Prospectus dated September 7, 1995, and filed with the Securities and Exchange Commission on September 7, 1995, as
       part of the Company's Registration Statement on Form S-4 (File No. 33-62413))
 2.2   Amendment No. 1, dated October 13, 1995, to the Agreement and Plan of Reorganization by and between
       Richfood Holdings, Inc. and Super Rite Corporation (incorporated by reference to Exhibit 2.2 to the
       Company's Current Report on Form 8-K dated October 15, 1995, File No. 0-16900)
 2.3   Amendment No. 2, dated February 6, 1996, and effective as of October 15, 1995, to the Agreement and
       Plan of Reorganization by and between Richfood Holdings, Inc. and Super Rite Corporation (incorporated by reference to Exhibit 2.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended
       January 6, 1996, File No. 0-16900)
 4.1   Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 24, 1993, File No. 0-16900)
 4.2   Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's
       Annual Report of Form 10-K for the fiscal year ended April 29, 1995, File No. 0-16900)
 4.3   Specimen of certificate representing Common Stock (incorporated by reference to Exhibit 1 to Amendment
       No. 1 to the Company's Registration Statement on Form 8-A, File No. 0-16900)
 4.4   Form of Custody Agreement and Power of Attorney*
 5     Opinion of Hunton & Williams, counsel to the Company*
23.1   Consent of KPMG Peat Marwick LLP*
23.2   Consent of Coopers & Lybrand L.L.P.*
23.3   Consent of Hunton & Williams (included in Exhibit 5 hereto)*

24     Power of Attorney (included on signature page to this Registration Statement)
27     Financial Data Schedule*

*Filed herewith.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mechanicsville, Virginia, on this 19th day of March, 1996.

                                         RICHFOOD HOLDINGS, INC.
                                              (registrant)

                                         By: /s/        DONALD D. BENNETT

                                                     DONALD D. BENNETT
                                            CHAIRMAN OF THE BOARD OF DIRECTORS
                                                AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

Each of the directors and/or officers of the registrant whose signature appears below hereby appoints Donald D. Bennett, John E. Stokely and Daniel R. Schnur, or any of them, as his or her attorney-in-fact to sign in his or her name and on his or her behalf in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable the registrant to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 19, 1996.

                      SIGNATURE                                                 TITLE

        By /s/            DONALD D. BENNETT            Chairman of the Board of Directors and Chief Executive
                    DONALD D. BENNETT                       Officer
                                                          (principal executive officer)

        By /s/             JOHN E. STOKELY            Director, President and Chief Operating Officer
                    JOHN E. STOKELY

        By /s/            ROGER L. GREGORY            Director
                    ROGER L. GREGORY

        By /s/             GRACE E. HARRIS            Director
                    GRACE E. HARRIS

        By /s/              JOHN C. JAMISON            Director
                    JOHN C. JAMISON

        By /s/          MICHAEL E. JULIAN, JR.          Director
                    MICHAEL E. JULIAN, JR.

        By /s/           G. GILMER MINOR, III           Director
                    G. GILMER MINOR, III

         By /s/           CLAUDE B. OWEN, JR.           Director
                   CLAUDE B. OWEN, JR.

         By /s/              JOHN F. ROTELLE            Director
                   JOHN F. ROTELLE

         By /s/             ALBERT F. SLOAN            Director
                   ALBERT F. SLOAN

         By /s/           GEORGE H. THOMAZIN            Director
                   GEORGE H. THOMAZIN

         By /s/              JAMES E. UKROP            Director
                   JAMES E. UKROP

         By /s/           EDWARD VILLANEUVA            Director
                   EDWARD VILLANEUVA

         By /s/             J. STUART NEWTON            Senior Vice President and Chief
                   J. STUART NEWTON                       Financial Officer (principal financial officer)

         By /s/             DAVID W. HOOVER            Vice President-Finance
                   DAVID W. HOOVER                        (principal accounting officer)

                                 EXHIBIT INDEX

EXHIBIT NO.                                        DESCRIPTION                                         PAGE NO.

     1        Form of Underwriting Agreement
     2.1      Agreement and Plan of Reorganization, dated June 26, 1995, by and between Richfood
              Holdings, Inc. and Super Rite Corporation (incorporated by reference to the Company's
              Joint Proxy Statement/Prospectus dated September 7, 1995, and filed with the
              Securities and Exchange Commission on September 7, 1995, as part of the Company's
              Registration Statement on Form S-4 (File No. 33-62413))
     2.2      Amendment No. 1, dated October 13, 1995, to the Agreement and Plan of Reorganization
              by and between Richfood Holdings, Inc. and Super Rite Corporation (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K dated October 15,
              1995, File No. 0-16900)
     2.3      Amendment No. 2, dated February 6, 1996, and effective as of October 15, 1995, to the
              Agreement and Plan of Reorganization by and between Richfood Holdings, Inc. and Super
              Rite Corporation (incorporated by reference to Exhibit 2.4 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended January 6, 1996, File No. 0-16900)
     4.1      Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the
              quarter ended July 24, 1993, File No. 0-16900)
     4.2      Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report of Form 10-K for the fiscal year ended April 29, 1995,
              File No. 0-16900)
     4.3      Specimen of certificate representing Common Stock (incorporated by reference to
              Exhibit 1 to Amendment No. 1 to the Company's Registration Statement on Form 8-A, File
              No. 0-16900)
     4.4      Form of Custody Agreement and Power of Attorney
     5        Opinion of Hunton & Williams, counsel to the Company
    23.1      Consent of KPMG Peat Marwick LLP
    23.2      Consent of Coopers & Lybrand L.L.P.
    23.3      Consent of Hunton & Williams (included in Exhibit 5 hereto)
    24        Power of Attorney (included on signature page to this Registration Statement)
    27        Financial Data Schedule